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07020172

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fullcast Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 09 2007

THOMSON FINANCIAL

FILE NO. 82- 34829 FISCAL YEAR 9/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 1/8/07

FULLCAST

October 31, 2006

9-30-06
AR/S

Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2006

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
Representative Director and Chairman & President: Takehito Hirano
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507
Board meeting for approving: October 31, 2006
Accounting Principle: Japanese GAAP

1. Consolidated Financial Results for the Fiscal Year Ended September 30, 2006 (October 1, 2005 – September 30, 2006)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Million yen	YoY change (%)	Million yen	YoY change (%)	Million yen	YoY change (%)
Fiscal year ended September 2006	90,163	34.1	4,715	3.4	4,550	-1.3
Fiscal year ended September 2005	67,212	35.3	4,560	40.1	4,611	40.0

	Net income for the current fiscal year		Net income per share for the current fiscal year	Diluted net income per share for the current fiscal year	ROE	Ratio of ordinary income to total capital	Ratio of ordinary income to sales
	Million yen	%	Yen	Yen	%	%	%
Fiscal year ended September 2006	2,942	56.1	10,757.95	10,736.22	21.9	15.2	5.0
Fiscal year ended September 2005	1,885	24.7	6,896.52	–	16.1	21.9	6.9

Notes:
1. Investment profit and loss on equity method (million yen)
   Fiscal year ended September 2006: 36
   Fiscal year ended September 2005: 9
2. Average number of shares outstanding (consolidated)
   Fiscal year ended September 2006: 273,503 shares
   Fiscal year ended September 2005: 273,312 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Fiscal year ended September 2006	37,180	17,278	38.9	52,835.11
Fiscal year ended September 2005	22,556	12,377	54.9	45,286.05

Note: Number of shares outstanding
As of September 30, 2006: 273,689 shares
As of September 30, 2005: 273,312 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
Fiscal year ended September 2006	2,567	-3,548	6,719	11,906
Fiscal year ended September 2005	1,463	-1,238	-218	6,097

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 21
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 2

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 13
Excluded: 3
Affiliates accounted for under the equity method
Newly added: 2
Excluded: 1

2. Forecast for Consolidated Financial Results for the Year Ending September 2007 (October 1, 2006 – September 30, 2007)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
Half year	55,100	3,100	1,650
Full year	116,000	7,000	3,700

Reference: Estimated net income per common share for the full year: 13,478.19 yen

Note: Figures are rounded off to the nearest million yen.
The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2006 Fiscal Year*" section on page 10.

Attached Material to Consolidated Financial Results for the Fiscal Year Ended September 30, 2005

Table of contents

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

FULLCAST

October 31, 2006

Company name: Fullcast Co., Ltd.
Representative name Takehito Hirano,
Representative Director and Chairman & President
Stock code: 4848, First Section of the Tokyo Stock Exchange
Contact: Yasushi Kamiguchi,
Director and Corporate Executive Officer,
General Manager,
Business Administration Headquarters
Telephone: +81-3-3780-9507

Consolidated Financial Results for the Fiscal Year Ended September 30, 2006

Fullcast Co., Ltd. is pleased to report its consolidated financial results for the fiscal year ended September 30, 2006 (from October 1, 2005 to September 30, 2006), finalized at a meeting of the Company's Board of Directors today.

1. Results of Operations

(1) Consolidated operating highlights

In the fiscal year under review, Fullcast recorded a year-on-year increase in net sales of 34.1% and a modest rise in operating income of 3.4%, reflecting a significant increase in the number of new offices opened. As a result, current net income grew 56.1% year on year.

Consolidated operating results

Fiscal year ended September 30, 2006 (October 1, 2005 – September 30, 2006)
Previous period ended September 30, 2005 (October 1, 2004 – September 30, 2005)

(Million yen)

	FY2006 (12 months)	FY2005 (12 months)	YoY change
Net sales	90,163	67,212	34.1
Operating income	4,715	4,560	3.4
Operating income ratio (%)	5.2	6.8	—
Ordinary income	4,550	4,611	-1.3
Current net income	2,942	1,885	56.1
Current net income per share (Yen)	10,757.95	6,896.52	56.0

(Note) 1. The year-on-year comparisons in "Results of Operations" are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

(2) Operating Results and Financial State

1) Summary

In the year under review, corporate earnings recovered and companies no longer felt an employment surplus. Indeed, companies increasingly faced staffing shortages. This situation spurred corporate demand for human resources outsourcing services, which remained firm across all business segments.

In this environment, the Fullcast Group (the "Group") stepped up efforts to recruit human resources and respond to the outsourcing needs of its corporate clients. These efforts enabled the Group to bolster orders from existing customers and win orders from new customers. As a result, net sales of the Group reached an all-time high.

The Group also expanded the scale and area of business as an integrated human resource service provider by pursuing M&A (Note 1). We worked aggressively to build a framework that can supply "one-stop total solutions" that help meet all human resource services.

Turning to profits, however, the Spot Business was adversely impacted by a delay in building a sales structure for new offices opened in Tokyo, although earnings in local offices showed impressive growth. Also, the number of staff members employed was below expectations in the Factory Business, and the Office Business experienced a sluggish performance in its call center operations (Note 2). An increase in advertising costs was also registered, to improve the name recognition of the Group. As a result, operating income increased only slightly in the Technology Business.

Ordinary income declined from the previous year, as we posted pre-opening expenses and share delivery expenses.

As a result, net sales were up 34.1% from the previous year, to 90,163 million yen, and operating income rose 3.4%, to 4,715 million yen. Ordinary income declined 1.3%, to 4,550 million yen. Current net income amounted to 2,942 million yen, an increase of 56.1%, with the recording of gains on a change in equity of 398 million yen associated with the listing of a subsidiary (Note 3) and others.

(Note 1) Major M&A: We made Asia Pacific System Research Co., Ltd. a subsidiary in October 2005 Nihon Sogo Security Guard Co., Ltd. was made a wholly owned subsidiary in May 2006
(Its name was changed to Fullcast Advance Co., Ltd. on October 1, 2006)
Fullcast Marketing Co., Ltd. became a wholly owned subsidiary in July 2006.

(Note 2) With respect to the Group's call center operations, Fullcast's joint venture partner, the Hikari Tsushin Group, offered to acquire Fullcast Telemarketing Co., Ltd., which is engaged in the Group's call center operations. Fullcast transferred all shares in this company to the Hikari Tsushin Group effective as of February 28, 2006.

(Note 3) Fullcast Technology Co., Ltd. was listed on Jasdaq Securities Exchange on October 21, 2005.

2) Operating Highlights by Business Segment

Spot Business

In the Spot Business segment, net sales rose as demand for temporary manpower remained solid in a wide cross-section of industries, regardless of business size, and orders from the logistics and sales promotion industries grew. Nonetheless, net sales failed to reach our target, as it took longer than expected to build a sales structure in Tokyo, where we sharply increased the number of offices.

Looking at profits, the higher profitability of local offices, which we opened in the previous year, bolstered our bottom line, reflecting higher name recognition nationwide thanks to the acquisition of the naming rights of the prefecture-run Miyagi Stadium, the home ballpark for the Tohoku Rakuten Eagles.

As a result, net sales rose 25.7% from the previous year, to 49,982 million yen, and operating income increased 12.0%, to 3,931 million yen.
The number of business offices increased 76, to 388 at the end of the fiscal year under review.

Office Business
In the Office Business segment, net sales increased as demand for short-term outsourced human resources remained strong, and the Group received growing orders for its outplacement support services from the government and other public offices. Income of Fullcast Marketing Co., Ltd., which became a wholly owned subsidiary in July 2006, also contributed to earnings in this segment.
On the income front, the Group strove to curb any rise in selling, general and administrative expenses through efforts to improve the efficiency of Fullcast HR Institute Co., Ltd. (Note 3). As a consequence, the Group was able to post an increase in income in staffing services operations. However, the sluggish performance of the call center management business had negative repercussions for income, and profit in this segment declined.
Overall, net sales increased 41.6% from the previous year, to 7,377 million yen, while operating income was down 19.5%, to 363 million yen.
The number of business offices as of the end of the year under review was 38, up 19 from the end of the previous year.

Factory Business
In the Factory Business segment, net sales increased as orders for factory line workers from a wide spectrum of industries, including machinery manufacturing, information technology, and consumer electronics manufacturing grew, although orders from the automobile manufacturing sector remained flat with a smaller-than-expected number of workers employed at automobile factory lines, despite strong inquiries.
Although we redoubled efforts to reduce expenses, hiring expenses rose as the Group stepped up hiring activities, which brought pressure on profits.
Consequently, net sales rose 17.0% from the previous year, to 16,135 million yen, while operating income declined 14.5%, to 475 million yen.
The number of offices at the end of the year under review rose 4 from the end of the previous year to 52.

Technology Business
In the Technology Business segment, companies were stepping up investments in development with an eye to future business expansion and greater market competitiveness. The number of dispatched engineers and technical experts specializing in design and development technology rose and orders for

contracted system development from the financial and telecommunication industries moved higher. Consequently, net sales in this business segment rose sharply.

Turning to profits, with a rise in the average unit price of contracts involving the dispatch of engineers/technical experts and with efforts by the Group to improving its system development project management, we were able to post a sharp increase in profits in the reporting year.

In addition, income earned by Asia Pacific System Research Co., Ltd. which the Company made a wholly owned subsidiary in October 2005, bolstered the Group's financial results.

As a result, net sales grew 96.8% from the previous year, to 15,169 million yen, and operating income rose 45.9%, to 918 million yen in the year under review.

Other Business

In the Other Business segment, net sales increased as the Group made Nihon Sogo Security Guard Co., Ltd. (Note 4) a wholly owned subsidiary in May 2006, offsetting the loss of sales following the disposal of shares in Fullcast Sports Co., Ltd in April 2006, which changed the company from a consolidated subsidiary into an equity method affiliate.

On the income front, the delay in improving business efficiency at Nihon Sogo Security Guard Co., Ltd. and the addition of operating expenses at Fullcast Growing School Co., Ltd., which opened a business basic school for part-time workers and NEETs in March 2006, weighed on profits.

As a result, net sales rose 97.9% from the previous year to 1,500 million yen, while the segment posted an operating loss of 75 million yen (posted an operating income of 51 million yen in the previous year).

(Note) 1. Following a realignment of the Group business activities, our business segments have been reclassified into five—Spot Business, Office Business, Factory Business, Technology Business, and Other Business—from the fiscal year ended September 2006. The clerical manpower services and the call center management business, which made up the Spot Business and the Other Business, respectively, in the previous fiscal year have been reclassified into the Office Business in light of its line of business.

2. Results for the previous year have been reclassified according to those adopted from the year ended September 2006.

3. Fullcast Office Support Co., Ltd. and Human Resources Research Institute, Inc. were merged on October 1, 2005 with the new company called Fullcast HR Institute Co., Ltd.

4. Nihon Sogo Security Guard Co., Ltd. changed its corporate name to Fullcast Advance Co., Ltd. on October 1, 2006.

(3) Operating Results by Business Segment

1) Full-term operating results

Fiscal year ended September 30, 2006 (Twelve months from October 1, 2005 to September 30, 2006)
Previous period ended September 30, 2005 (Twelve months from October 1, 2004 to September 30, 2005)

Spot Business (Million yen)

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Net sales	49,982	39,749	25.7
Operating income	3,931	3,510	12.0
Operating income ratio (%)	7.9	8.8	—

Office Business

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Net sales	7,377	5,211	41.6
Operating income	363	452	-19.5
Operating income ratio (%)	4.9	8.7	—

Factory Business

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Net sales	16,135	13,787	17.0
Operating income	475	555	-14.5
Operating income ratio (%)	2.9	4.0	—

Technology Business

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Net sales	15,169	7,707	96.8
Operating income	918	629	45.9
Operating income ratio (%)	6.1	8.2	—

Other Business

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Net sales	1,500	758	97.9
Operating income	-75	51	—
Operating income ratio (%)	-5.0	6.7	—

(Note) Results for the previous year and the previous quarter have been reclassified based on those adopted from the fiscal year ended September 2006.

Calculation methods in segment results

(1) Net sales by business category consist only of external sales.
(2) Operating income by business category includes income posted within the Group due to internal transactions.
(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

2) Business Results for the Fourth Quarter

Fourth quarter ended September 30, 2006 (July 1, 2006 – September 30, 2006)
Fourth quarter ended September 30, 2005 (July 1, 2005 – September 30, 2005)

Consolidated (Million yen)

	2006 Q4	2005 Q4	YoY change
Net sales	25,954	18,240	42.3
Operating income	1,851	2,062	-10.2
Operating income ratio (%)	7.1	11.3	—
Ordinary income	1,796	2,101	-14.5
Current net income	1,088	1,071	1.7
Current net income per share	3,977.25	3,917.39	1.5

Spot Business

	2006 Q4	2005 Q4	YoY change
Net sales	14,004	10,509	33.3
Operating income	1,333	1,341	-0.6
Operating income ratio (%)	9.5	12.8	—

Office Business

	2006 Q4	2005 Q4	YoY change
Net sales	2,841	1,757	61.7
Operating income	208	204	1.7
Operating income ratio (%)	7.3	11.6	—

Factory Business

	2006 Q4	2005 Q4	YoY change
Net sales	4,421	3,468	27.5
Operating income	145	211	-31.1
Operating income ratio (%)	3.3	6.1	—

Technology Business

	2006 Q4	2005 Q4	YoY change
Net sales	3,988	2,261	76.4
Operating income	401	437	-8.2
Operating income ratio (%)	10.0	19.3	—

Other Business

	2006 Q4	2005 Q4	YoY change
Net sales	700	245	185.8
Operating income	-23	65	—
Operating income ratio (%)	-3.2	26.5	—

(4) Outlook for the September 2007 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2007 and current status
(October 1, 2006 – September 30, 2007)

(Million yen)

	Original projection for the September 2007 fiscal year	Actual results for the September 2006 fiscal year	Rate of progress
Net sales	116,000	90,163	28.7
Spot Business	64,300	49,982	28.6
Office Business	11,600	7,377	57.2
Factory Business	19,300	16,135	19.6
Technology Business	17,550	15,169	15.7
Other Business	3,250	1,500	116.7
Operating income	7,000	4,715	48.4
Ordinary income	7,000	4,550	53.8
Current net income	3,700	2,942	25.8
Current net income per share	13,478.19	10,757.95	25.3

(Note) Estimated current net income per share for the year ending September 2007 is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ended September 30, 2006 *}}$$

* The estimated average number of shares outstanding during the fiscal year was based on the total number of new shares issued due to the exercise of stock options during the period.

The outlook by business segment is as follows:

1) Spot Business

Trends with orders

- Demand for human resources outsourcing services is likely to remain strong across all business types and categories.
- Orders from companies should grow as they have some difficulty in hiring part-time workers on their own.
- Orders can be expected to increase as we step up the opening of new offices and increase the density of our office network.

Hiring trends

- The number of staff members hired should grow, with improved hiring activities using the Internet and mobile phones.

Others

- The profitability of existing offices and newly opened offices is likely to improve thanks to an increasingly efficient sales operation following a reorganization.

2) Office Business

Trends with orders

- Demand for staff dispatching services can be expected to increase with a timely and appropriate response to the outsourcing needs of corporate clients.
- Orders should rise as we concentrate resources on outplacement services.
- Orders from the sales support areas of corporate client with strong outsourcing needs should rise.

Hiring trends

- For the same reason as given for the Spot Business, hiring is likely to go smoothly.

3) Factory Business

Trends with orders

- Demand for dispatched human resources can be expected to register continue growth thanks to strong productive activities in manufacturing.
- Orders from new customers can be expected to increase based on the current of the times to focus on compliance.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise as we develop an employment environment that meets the needs of staff who desire to be employed.
- The Group is stepping up efforts to urge those formerly employed to continue working for us, which will likely encourage their reemployment.

4) Technology Business

Trends with orders

- Demand for dispatched engineers and technical experts can be expected to remain strong in the development/design divisions of manufacturing companies.
- As companies invest aggressively in computerization, orders for system development projects should continue to grow.
- As Fullcast steps up sales of package systems targeting the financial industry, which is increasingly investing in computerization, we should be able to increase the number of deals.

Hiring trends

- The Company is promoting the G.E.T program (educational/training programs to nurture bilingual engineers) overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

Others

- As we bolster the risk/quality management system in the entrusted development unit, we will curb potentially unprofitable projects, which can contribute to deteriorating profit margins.

5) Other Business

Trends with orders

- Orders from the security industry should be healthy, given the name recognition of the Fullcast Group.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise, thanks to the Fullcast brand name.

(5) Changes in consolidated financial condition

At the end of the consolidated fiscal year under review, cash and cash equivalents totaled 11,906 million yen, an increase of 5,738 million yen from 8 million yen at the end of the previous year.

1) Cash flows from operating activities

Net cash provided in operating activities in the consolidated fiscal year under review was 2,567 million yen, compared with 1,463 million yen provided in the previous year.

This was primarily attributable to the fact that net income before income taxes and minority interests was 4,701 million yen, trade receivable increased 2,298 million yen (trade payable increased 914 million yen) and income taxes paid were 2,311 million yen

2) Cash flows from investing activities

Net cash used in investing activities in the consolidated fiscal year under review was 3,548 million yen, compared with 1,238 million yen used in the previous year.

This result primarily reflected expenditures incurred to acquire tangible fixed assets as we opened offices of 603 million yen, outlays to acquire intangible assets of 529 million yen, expenditures to acquire stock in our subsidiary, which entails a change in the scope of consolidation, of 1,597 million yen, and expenditures incurred to acquire investment securities of 949 million yen.

3) Cash flows from financing activities

Net cash provided by financing activities in the consolidated fiscal year under review was 6,719 million yen, compared with 218 million yen used in the previous year.

This was primarily attributable to the fact that net increase in short-term borrowings was 1,612 million yen, proceeds from borrowing of long-term debt were 6,800 million yen (expenditures incurred to repay long-term debt were 1,668 million yen), expenditures incurred to pay dividends were 682 million yen, and those incurred to redeem bonds were 300 million yen.

Reference

(1) Trends in Cash Flow Indexes

	September 2006 fiscal year	September 2005 fiscal year	September 2004 fiscal year
Shareholders' equity	14,460	12,377	10,977
Shareholders' equity ratio (%)	38.9	54.9	56.4
Interest coverage (times)	73.6	152.4	101.1
Dead equity ratio (%)	73.3	24.4	24.2
Number of debt redemption	2.2	1.0	1.4

Shareholders' equity = Total net assets – Stock subscription rights – Minority interest

Shareholders' equity ratio: net assets ÷ gross assets * 100

Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid

Debt equity ratio: interest-bearing debt ÷Shareholders' equity

Number of debt redemption years = interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All debt involving the payment of interest and stated in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

(2) Quarterly Results of Operations (Consolidated)

Fiscal year ended September 2006 (Consolidated)

(Million yen)

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ended Sep. 2006
Net sales	20,541	21,939	21,729	25,954	90,163
Gross profit	5,729	6,129	5,968	7,390	25,216
Operating income	1,115	972	778	1,851	4,715
Ordinary income	1,089	931	733	1,796	4,550
Income before income taxes and minority interests	1,475	798	701	1,727	4,701
Net income	980	527	347	1,088	2,942
Net income per share	3,586.52	1,928.08	1,266.42	3,977.25	10,757.95
Diluted net income per share	3,583.07	1,922.18	1,263.49	3,972.61	10,736.22
Total assets	30,348	33,220	35,152	37,180	37,180
Net assets	13,110	13,670	13,519	14,460	14,460
Net assets per share (Yen)	47,966.64	49,968.05	49,403.64	52,835.11	52,835.11
Cash flows from operating activities	-133	321	993	1,386	2,567
Cash flows from investing activities	-51	-275	-2,287	-935	-3,548
Cash flows from financing activities	4,683	1,259	2,569	-1,792	6,719
Increase in cash and cash equivalents from merger of subsidiaries	—	—	72	72	72
Cash and cash equivalents at end of period	10,596	11,901	13,247	11,906	11,906

(Note) The net asset amount is presented after subtracting minority interest.

Fiscal year ended September 2005 (Consolidated)

	1st Quarter Oct. – Dec. 2004	2nd Quarter Jan. – Mar. 2005	3rd Quarter Apr. – Jun. 2005	4th Quarter Jul. – Sep. 2005	Full year Ended Sep. 2005
Net sales	16,273	16,217	16,482	18,240	67,212
Gross profit	4,551	4,717	4,521	5,803	19,593
Operating income	624	1,351	524	2,062	4,560
Ordinary income	657	1,356	497	2,101	4,611
Income before income taxes and minority interests	677	818	480	2,039	4,012
Net income	363	204	248	1,071	1,885
Net income per share	1,328.49	744.87	905.77	3,917.39	6,896.52
Diluted net income per share	—	—	—	—	—
Total assets	20,242	21,251	21,363	22,556	22,556
Total assets	11,069	11,287	11,267	12,377	12,377
Shareholders' equity per share (Yen)	40,498.59	41,297.35	41,225.47	45,286.05	45,286.05
Cash flows from operating activities	-757	762	552	907	1,463
Cash flows from investing activities	-177	-714	-92	-255	-1,238
Cash flows from financing activities	727	-443	449	-952	-218
Cash and cash equivalents at end of period	5,882	5,487	6,397	6,097	6,097

Note: Diluted net income per share is not reported in the current consolidated fiscal year since there is no outstanding potential stock.

(3) Changes in Quarterly Business Results by Business Segment

(Million yen)

Spot Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2006	(1) Sales to external customers	11,573	12,065	12,341	14,004	49,982
	(2) Inter-segment sales or the amount of transfers	171	171	195	412	949
	Total	11,744	12,236	12,535	14,416	50,931
	Operating expenses	10,753	11,393	11,771	13,083	47,000
	Operating income	991	843	764	1,333	3,931
	Operating income ratio	8.6	6.9	6.2	9.5	7.9
Fiscal year ended September 2005	(1) Sales to external customers	10,053	9,734	9,453	10,509	39,749
	(2) Inter-segment sales or the amount of transfers	190	147	144	203	684
	Total	10,243	9,881	9,597	10,712	40,433
	Operating expenses	9,653	8,897	9,003	9,371	36,923
	Operating income	591	984	594	1,341	3,510
	Operating income ratio	5.9	10.1	6.3	12.8	8.8

Factory Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2006	(1) Sales to external customers	1,575	1,490	1,471	2,841	7,377
	(2) Inter-segment sales or the amount of transfers	109	106	93	119	427
	Total	1,684	1,596	1,564	2,960	7,804
	Operating expenses	1,632	1,590	1,466	2,753	7,441
	Operating income	52	5	98	208	363
	Operating income ratio	3.3	0.3	6.7	7.3	4.9
Fiscal year ended September 2005	(1) Sales to external customers	917	899	1,637	1,757	5,211
	(2) Inter-segment sales or the amount of transfers	53	60	73	65	251
	Total	970	959	1,711	1,822	5,462
	Operating expenses	895	871	1,627	1,617	5,010
	Operating income	75	88	84	204	452
	Operating income ratio	8.2	9.8	5.1	11.6	8.7

	Factory Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2006	(1) Sales to external customers	3,681	4,074	3,960	4,421	16,135
	(2) Inter-segment sales or the amount of transfers	6	6	6	8	25
	Total	3,687	4,080	3,965	4,428	16,161
	Operating expenses	3,605	3,915	3,883	4,283	15,686
	Operating income	81	166	82	145	475
	Operating income ratio	2.2	4.1	2.1	3.3	2.9
Fiscal year ended September 2005	(1) Sales to external customers	3,465	3,663	3,190	3,468	13,787
	(2) Inter-segment sales or the amount of transfers	4	5	5	6	20
	Total	3,469	3,668	3,196	3,474	13,807
	Operating expenses	3,412	3,447	3,130	3,263	13,252
	Operating income	58	221	66	211	555
	Operating income ratio	1.7	6.0	2.1	6.1	4.0

	Technology Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2006	(1) Sales to external customers	3,546	4,155	3,480	3,988	15,169
	(2) Inter-segment sales or the amount of transfers	5	18	65	83	170
	Total	3,551	4,172	3,545	4,071	15,339
	Operating expenses	3,331	3,943	3,477	3,670	14,421
	Operating income	220	230	68	401	918
	Operating income ratio	6.2	5.5	2.0	10.0	6.1
Fiscal year ended September 2005	(1) Sales to external customers	1,758	1,777	1,911	2,261	7,707
	(2) Inter-segment sales or the amount of transfers	1	0	0	14	16
	Total	1,759	1,778	1,911	2,275	7,723
	Operating expenses	1,708	1,648	1,900	1,839	7,094
	Operating income	51	130	11	437	629
	Operating income ratio	2.9	7.3	0.6	19.3	8.2

	Other Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2006	(1) Sales to external customers	167	156	477	700	1,500
	(2) Inter-segment sales or the amount of transfers	7	16	1	2	26
	Total	174	172	479	702	1,526
	Operating expenses	215	151	510	725	1,601
	Operating income	-41	21	-31	-23	-75
	Operating income ratio	-24.8	13.5	-6.6	-3.2	-5.0
Fiscal year ended September 2005	(1) Sales to external customers	79	317	117	245	758
	(2) Inter-segment sales or the amount of transfers	1	2	62	14	79
	Total	81	319	179	259	837
	Operating expenses	119	287	186	194	787
	Operating income	-38	31	-8	65	51
	Operating income ratio	-48.0	9.9	-6.6	26.5	6.7

(Note) Results for the year ended September 2005 were reclassified based on those adopted from the year ended September 2006.

(1) Operating income by business category includes income posted within the Group from internal transactions.

(2) Operating income ratio by business category is calculated by dividing net sales to external customers by the figures in (1).

(4) Changes in Business Results (Consolidated)

1) Changes in profit and loss

(Million yen)

	September 2007 fiscal year (projection)				September 2006 fiscal year		September 2005 fiscal year	
	First half	YoY change	Full year	YoY change	First half	Full year	First half	Full year
Net sales	55,100	29.7	116,000	28.7	42,481	90,163	32,490	67,212
Cost of sales	—	—	—	—	30,622	64,947	23,222	47,619
Gross income on sales	—	—	—	—	11,858	25,216	9,269	19,593
SG&A expense	—	—	—	—	9,772	20,501	7,294	15,032
Operating income	3,100	48.6	7,000	48.4	2,087	4,715	1,975	4,560
Non-operating income	—	—	—	—	102	143	115	217
Non-operating expenditure	—	—	—	—	169	309	76	166
Ordinary income	3,100	53.5	7,000	53.8	2,020	4,550	2,013	4,611
Extraordinary income	—	—	—	—	459	447	60	49
Extraordinary loss	—	—	—	—	206	296	579	647
Net income before taxes for current fiscal year	—	—	—	—	2,273	4,701	1,494	4,012
Corporate taxes (incl. other adjustments)	—	—	—	—	716	1,561	859	1,954
Minor shareholders' interests	—	—	—	—	50	198	68	174
Current net income	1,650	9.5	3,700	25.8	1,507	2,942	567	1,885
Contributing ratio of current net income (%)	—	—	—	—	51.2	—	30.1	—

2) Changes in ratio to net sales

(Unit: %)

	September 2007 fiscal year (projection)		September 2006 fiscal year		September 2005 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	—	—	72.1	72.0	71.5	70.8
Gross income on sales	—	—	27.9	28.0	28.5	29.2
SG&A expense	—	—	23.0	22.8	22.4	22.4
Operating income	5.6	6.0	4.9	5.2	6.1	6.8
Ordinary income	5.6	6.0	4.8	5.0	6.2	6.9
Current net income	3.0	3.2	3.5	3.3	1.7	2.8

3) Changes in consolidated/non-consolidated ratio

(Unit: times)

	September 2007 fiscal year (projection)		September 2006 fiscal year		September 2005 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	2.0	2.0	2.0	2.0	1.8	1.9
Operating income	2.0	2.0	1.8	1.7	1.6	1.7
Ordinary income	1.8	1.9	1.5	1.6	1.5	1.7
Current net income	1.9	1.8	2.0	1.8	0.8	1.3

(5) Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2005.

1) Assets (up ¥14,624 million)

a) Current assets (up ¥9,944 million)

Cash and deposits	Up ¥4,602 million	Affects individually, increase in long-term debt
Trade notes and accounts receivables	Up ¥3,264 million	Affects under consolidation, increase in sales

b) Fixed assets (up ¥4,680 million)

Tangible fixed assets	Up ¥505 million	Affects individually, acquisition of tools and equipments accompanying office opening
Intangible fixed assets	Up ¥2,829 million	Affects under consolidation, increase in goodwill due to M&A
Investment and other assets	Up ¥1,345 million	Affects under consolidation,

2) Liabilities (up ¥10,224 million)

a) Current liabilities (up ¥5,841 million)

Short-term borrowing	Up ¥1,890 million	Affects individually, increase in operating capital
Current portion of long-term debt	Up ¥1,350 million	Affects individually, transfer of long-term debt
Accounts payable-other	Up ¥1,308 million	Affects individually, increase in accrued salaries for staffs

b) Fixed liabilities (up ¥4,383 million)

Long-term loans payable	Up ¥4,345 million	Affects individually, procurement of funds for acquiring shares in subsidiaries due to M&A

3) Net assets (up ¥4,399 million)

Retained surplus	Up ¥2,188 million	Affects under consolidation, due to current net income
Minority interest	Up ¥2,316 million	Affects under consolidation, increase in minority interest due to M&A

(6) State of Capital Investment

(Million yen)

Investment	Capital investment for the September 2007 fiscal year	Capital investment for the September 2006 fiscal year	Main facilities
	Amount invested (estimate)	Amount invested	
Software, etc.	630	529	Addition and development of software and others
Others (ex. tools, instruments, fixtures)	380	603	Purchase of tools and fixtures along with new office opening and others
Total	1,010	1,133	—

2. Corporate Group

The Group (including Fullcast Co. Ltd. and its affiliated companies) is a comprehensive provider of human resources solutions. Its principal business is to provide short-term staffing services in areas such as logistics and event support when required during busy periods and in line with fluctuations in work volume at client companies. Other major activities include the provision of office workers for clerical support, factory workers and engineers and other technicians.
The major entities and lines of business by segment are as follows.

Spot Business (Short-Term Contractual Workers Services)

This segment provides short-term staffing services primarily for so-called blue-color jobs, meeting demand that arises with changes in the work volume and business cycle of customer companies.

[Major business entities] Fullcast Co., Ltd., Apayours Co., Ltd. and seven other consolidated subsidiaries

Office Work Business (Office Workers Services)

This segment provides office workers services centered on clerical support and other multiple staffing services including replacement support, staff recruiting services and placement support for new graduates.

[Major business entities] Fullcast HR Institute Co., Ltd., Fullcast Marketing Co., Ltd. and one other consolidated subsidiary

Factory Business (Staffing Services for Production Line Work)

This segment mainly covers manufacturing industries such as fisheries and food, machinery, electric machinery, precision machinery, chemicals and rubber, textiles and pulp, transportation equipment, steel and metals and provides staffing services for production line work.

Fullcast Central Co., Ltd., which was established in April 2002 through a joint venture among Central Motor Co., Ltd., an automobile body manufacturer affiliated with Toyota Motor Corporation, Daisho Kogyo Co., Ltd., an affiliated company of Central Motor Co., Ltd., and Fullcast Co., Ltd., is specialized in contractual services in the automobile industry.

[Major business entities] Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd.

Technology Business (Technical/Engineer Staffing Services)

This segment provides technical staffing services primarily for the development and production processes of the manufacturing industry. It also offers technical staffing services for the software development process in a variety of industries as well as system development and consulting services on a contract basis.

[Major business entities] Fullcast Technology Co., Ltd., Asia Pacific System Research Co., Ltd. and two other consolidated subsidiaries.

Other Business

The Company operates this segment as a value-added business that supplements four other core staffing services businesses.

[Major business entities] Fullcast Finance Co., Ltd., Nihon Sogo Security Guard Co., Ltd. (Note) and one other consolidated subsidiary and two equity method affiliates

(Note) Nihon Sogo Security Guard Co., Ltd. changed its trade name to Fullcast Advance Co., Ltd. on October 1, 2006.

Fullcast Co., Ltd.

A flowchart of business activities is shown below:


Individuals seeking jobs
Clients
Office Business
Registration and work category request
Fullcast HR Institute Co., Ltd.
And one othersubsidiary
Contractual clercial workers services
Registration and work category request
Fullcast Marketing Co., Ltd. (Note 7)
Contractual sales workers services
Outsourcing contracts
Spot Business
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Registration and work category request
Apayours Co., Ltd.
And seven other subsidiaries
Short-term contractual workers services
Outsourcing contracts
Factory Business
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing services for production line work
(For automobile-related industries)
System development and maintenance
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical / engineer staffing services
(For automobile-related industries)
Asia Pacific System Research Co., Ltd.
And two other subsidiaries
System development/consulting
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management
Nihon Sogo Security Guard Co., Ltd.
(Note 4) And one other subsidiary
Security business/cleaning
Benefit services
(Finance and others)
Fullcast Finance Co., Ltd.
Training services
Fullcast Growing School Co., Ltd.
Net It Works, Inc. (Note 5)
System development/consulting
Fullcast Sports Co., Ltd. (Note 6)
Sports agent services

Notes: 1. Flowchart is current as of September 30, 2006

2. ——▶ indicates transactions with companies outside the Group and - - -▶ indicates internal transactions, none of which are monetary transactions.

3. [box] indicates a consolidated subidiary and [dashed box] indicates a company to which the equity method is applied.

4. We made Nihon Sogo Security Guard Co., Ltd. a consolidated subsidiary on May 1, 2006 and changed its trade name to Fullcast Advance Co., Ltd. on October 1, 2006.

5. Net It Works, Inc. became an equity-method affiliated company on September 30, 2006.

6. We excluded Fullcast Sports Co., Ltd. from the group of consolidated subsidiaries on April 1, 2006 and turned it into an equity-method affiliated company.affiliatedcompany.

7. Fullcast Marketing Co., Ltd. became a consolidated subsidiary on July 1, 2006.

Status of Affiliated Companies

As of September 30, 2006

Company	Location	Capital/ investment (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Asia Pacific System Research Co., Ltd.	Toshima-ward, Tokyo	2,400	Technology business	61.2	- Places orders for jobs undertaken mutually with us. - Provides software to us. - Interlocking directorates: 5
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	857	Technology business	69.3	- Places orders for jobs undertaken mutually with us. - Develops and maintains our software. - Subleases part of the office we rent as office use. - Interlocking directorates: 2
Fullcast HR Institute Co., Ltd.	Chiyoda-ward, Tokyo	480	Office Business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital) - Interlocking directorates: 1
Apayours Co., Ltd.	Oita City, Oita	221	Spot business and others	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital) - Interlocking directorates: 4
Fullcast Factory Co., Ltd	Shibuya-ward, Tokyo	100	Factory business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital). - Interlocking directorates: 5
Fullcast Central Co., Ltd.	Shibuya-ward, Tokyo	90	Factory business Technology business	55.6	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital). - Interlocking directorates: 2
Others (15 companies)	—	—	—	—	—
Two equity-method affiliated companies	—	—	—	—	—

Notes: 1) The "Major business activities" category follows the business segment classification.
2) "Interlocking directorates" include our operating officers.
3) For all consolidated subsidiaries and equity-method affiliates, please refer to "Significant Accounting Policies in the Preparation of the Consolidated Financial Statements."

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. The Group also endeavors to maximize corporate value by implementing management initiatives from the standpoint of all stakeholders including shareholders, customers and employees.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

We will seek to bolster our business foundations by using retained earnings to develop systems that will further improve business efficiency, to establish sales and recruiting bases and to recruit and educate human resources.

Our basic profit distribution policy is to determine the amount of dividends in light of earnings per share and profit growth for the next fiscal year based on our investment plan, with the aim of maintaining stable dividends and taking performance into account.

We plan to pay an annual dividend per share of 3,000 yen for the year ended September 30, 2006, combining an interim dividend of 1,500 yen with a year-end dividend of 1,500 yen.

Dividend payout ratio for the past 4 years

Fiscal term	FY2006 ended September 2006 (projected)	FY2005 ended September 2005	FY2004 ended September 2004	FY2003 ended September 2003	FY2002 ended September 2002
Dividend payout ratio (%) (Individual)	51.0%	36.5%	41.2%	23.9%	44.2%
Dividend payout ratio (%) (Consolidated)	27.9%	29.0%	35.7%	18.3%	31.6%

(Note) The company paid dividends for the fiscal year ended September 30, 2004 and the year ended September 30, 2003 to commemorate its listing on the First Section and the Second Section of Tokyo Stock Exchange, respectively.

(3) Concept and Policy Concerning Stock Splits

Fullcast Co., Ltd. believes that increasing the liquidity of its stock and attracting a broader range of investors are among the most critical issues with regard to capital policy. Any decision involving a stock split will be made with the best interests of shareholders in mind, and will be based on operating results and market conditions, as well as a careful examination of the benefits in relation to expenses.

(Note) Fullcast Co., Ltd. conducted a three-for-one stock split on November 20, 2005 and a two-for-one stock split on May 20, 2004.

(4) Target Management Indicators

The Group aims to maintain ROE (rate of return on equity) of more than 20% and increase corporate value by focusing on the balance between profitability and growth, while maintaining financial soundness.

(5) Medium- and Long-Term Management Strategies and Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

We believe that the lifting of the ban on worker dispatch for manufacturing work pursuant to the amended Worker Dispatch Law that came into effect on March 1, 2004 and the extension of the period for which workers can be dispatched for manufacturing work to three years will boost demand for the outsourcing of blue-color jobs and accelerate growth in the outsourcing market.

In concrete terms, the Group will build on its short-term human resource service business by using subsidiaries to expand operating bases in market sectors such as Technical/engineer staffing services, staffing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses.

Specifically, we are striving to expand the technology, factory and office businesses provided by our subsidiaries while continuing to position the spot business as our core business. We are also taking steps to organically consolidate the entire Group, including the new businesses.

In addition, we are determined to raise the overall value of the entire Group by moving ahead with our M&A strategy and new business and by expanding our sections to bring about synergies with our existing business. The Group will meet all human resource-outsourcing needs that occur at every stage of the business cycle of its client companies and will work aggressively to build a framework that can provide "one-stop total solutions" that help maximize the performance of each client company. Building this framework is how the Group plans to support growth over the medium and long terms.

We will address the following issues by each business section:

Spot business	1) Enhance services with high-added value that satisfactorily meet the needs of client customers and expand office networks
	2) Strengthen staff recruiting activities and increase the stability of the work force
	3) Promote efficiency of business operations and restrain selling and administrative expenses
	4) Expand industries to serve
Office business	1) Bolstering staff recruiting services, which are expected to grow with the economic

recovery
2) Strengthen staff recruiting activities and increase the stability of the work force
3) Curbing selling, general and administrative expenses by improving business efficiency

Factory business	1)	Strengthen staff recruiting activities and increase the stability of the work force
	2)	Grow human resources that ensure to satisfy the sophisticating needs of client customers
	3)	Improve flexibility in the order receiving system for both outsourcing and dispatching that meets the needs of client customers.
	4)	Provide business operations with high performance that brings about merits to client customers
Technology business	1)	Improve the training to engineers
	2)	Acquiring quality human resources from overseas
	3)	Acquiring quality development engineers in the electronics and semiconductor areas
	4)	Acquiring quality software development engineers
	5)	Reducing system development costs and strengthening quality control
	6)	Secure competitive edge through enhancement of specific solutions service

(6) Risks of Business and Others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks and others are not limited to these.

1) Ensuring staffs

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue according to forecasts by National Institute on Population and Social Security Research under the Ministry of Health, Labour and Welfare, and others. In the Spot Business, which is the nucleus of the Group's business, the majority of staffs are in the young age bracket ranging from the late teens to the twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staff members. In this regard, if pay raises for them or an increase in advertising expenses to promote efforts to gain them cannot be absorbed though internal efforts, including increasing operational efficiency or passing it onto service price, it could have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing it from meeting the goals spelled out under the Group's business plan. On top of these, those in the young age bracket ranging from the late teens to the twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. The Group carries out strategies to improve its corporate image through business activities in the whole sports area, including acquiring naming rights to the "Fullcast Stadium Miyagi," which is the home ground of the Tohoku Rakuten Eagles, a Japanese professional baseball club belonging to the Pacific League. Whether the effect of these strategies maintains or not is uncertain, however; thus, it is possible that we will be unable to ensure staff members we need adequately.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at 2 years and 11 months as of the end of September 2006. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. To respond to the increasingly competitive external environment surrounding the Group, which itself is a result of deregulation, it is important for the Company to improve human resources and increase their retention rate.

On grounds that it is necessary to carry out business office-based hiring strategy to maintain the competitive edge, the Company has set up a large number of business offices in a short period of time. And how to maintain the quality of branch mangers and employees assigned to these offices has become one of the key issues. The Company intends to recruit excellent human resources actively and appoint them branch manager or assign them to each business office. However, should it be unable to ensure adequate human resources it requires, or human resources which are currently in service drain out, it could hamper such business office-based business strategy. As a result, it could do harm to the Group's business performance. In addition, if revenues or income plans were not achieved as expected under such business office-based hiring strategy, it could increase selling, general and administrative expenses, which could in turn have an adverse effect on the Group's bottom line.

If the adoption of technical staff in the technical and engineer staffing services does not proceed as planned, it could have an adverse impact on the business performance of the Group.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system **FASE** in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database. Moreover, we bill our clients, charging them for contracting services, and check accounts receivable and other items through our **FASE** matching database system. The Group's operational efficiency therefore depends significantly on the **FASE** system. To provide against a failure of the server on which FASE runs, for instance, the Group has deployed multiple servers. However, in the event of a disaster, such as an earthquake, should any technical problems arise that cause all of our servers to halt and **FASE** to stop running, it could prevent the Group from carrying out its business. This could consequently have a material impact on the Group's business performance.

The Group intends to continue investing in information technology, including upgrades to **FASE**, as needed, thereby setting ourselves apart from the competition in terms of cost and service. However, these investments will not necessarily lead to an increase in sales in the future. If they do not produce commensurate returns, investment efficiency will be reduced.

As regards management of data stored in **FASE**, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

We stepped up our system to manage information, including not only personal information stored under our **FASE** matching database system, but all information needed to continue to conduct business, such as sales data, as well. This enabled us to acquire a BS7799-2:2002 international standards for information security management systems certificate and a Japanese ISMS (information security management system) Certification Standards Ver. 2.0 certificate (as of June 27, 2005) as well. In addition, as ISO (International Organization for Standardization) 27001 became an international standard, we acquired the certificate (on July 20, 2006) by applying the ISMS Certification Standards Ver. 2.0 certificate to ISO27001. We continue to strive to bolster our information security measures by introducing a third-party's perspective meeting global standards in an effort to shore up corporate compliance and risk management.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, the Group has taken out professional indemnity insurance and others on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, we would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Legal restrictions

a) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

b) Social insurance contribution

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. As to the Spot Business, the Company employs staffs for a short period of time; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

Any future revision to the social insurance system can affect the Group's business performance, depending upon the content, such as a reduction in premium rate or an expansion in the applicable scope of the insured.

c) Manpower dispatching business

The Group conducts the manpower dispatching business in accordance with the Worker Dispatch Law and with Health, Labor and Welfare Minister's approval. In the event that we fail to meet any requirement as a manpower dispatching business operator, however, its license could be revoked or we could receive orders to close or suspend business on grounds of violating applicable laws and regulations or failing to meet the licensing requirements. Though the Group strives to prevent any violation of laws and ordinances through stepping up corporate compliance and risk management, should its license be revoked for some reason, we would no longer be allowed to conduct the manpower dispatching business, which in turn could have a significant impact on the Group's business performance.

d) Contracting business

The Group carries through contracted work independently of the client concerned as a contracting business operator in accordance with a contract agreement. In carrying out such work we comply with the Standards for Differentiating Staffing Business and Contracting Business (Ministry of Labor Notice 37 in 1986) and other relevant laws and ordinances.

Before executing contracted work, we confirm its content, scope, completion date and others with the client, but in the event that differences in understanding between the client arise as we execute it and we become unable to collect charges or it becomes difficult to do so, it could have a significant impact on the Group's business performance.

6) The Company's business management

a) Dependence on a certain person

Takehito Hirano (Note 1), founder, president and chairman of the Company, plays a pivotal role across the entire management scope, from the formulation of business plans or strategies to sales activities and financial affairs. At this point, if he were to resign from his post for any reason, it could have a material impact on the Company's business strategy, business performance and other aspects.

b) Stock option

The Company has issued stock options with the aim of further motivating directors, corporate auditors and employees of the Company and its subsidiaries to improve business performance and increasing their morale. The term for exercising these stock options is from January 1, 2006 through December 30, 2008. The number of potential shares involved in these stock options stands at 1,852 shares on September 30, 2006.

Also, the issuing of stock subscription rights as a stock option plan for 4,000 common shares of the Company was approved at the ordinary general meeting of shareholders held on December 21, 2005, and 1,996 stock subscription rights were issued on April 25, 2005 with an exercise period from January 1, 2008 to December 30, 2010. The number of potential shares related to the stock subscription rights was 3,848 shares at the end of September 2006, which is equivalent to approximately 1.4% of the number of shares outstanding of the Company (including treasury stocks). When new stock is issued through the exercise of these stock subscription rights, the Company's stock value could be diluted.

c) Strategy for acquisition of business/alliance and new business

The Company made Asia Pacific System Research Co., Ltd. a wholly owned subsidiary in October 2005 through the acceptance of a private placement of shares and negotiated transactions with the main stockholders of the company based on a conservative feasibility study. The Company also made Nihon Sogo Security Guard Co., Ltd. (Note 2) and Fullcast Marketing Co., Ltd. wholly owned subsidiaries in May 2006 and July 2006, respectively.

However, if the cost of realigning and strengthening those companies exceeds expectations or if their contribution to profits is less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand its existing business and seek opportunities to start new businesses by advancing into new areas, acquiring companies or entering into business alliances with other companies. In doing so, we aim broaden the scope of our business and bolster the overall value of the Group. However, if such business expansion strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of goodwill and others, the Group's profit and loss could deteriorate temporarily.

(Note) 1. Takehito Hirano is to assume the position of Chairman and Representative Director at the meeting of the Board of Directors to be held on December 21, 2006, assuming he is elected as a director at the Company's 14th ordinary general meeting of shareholders to be held on the same day.

2. Nihon Sogo Security Guard Co., Ltd. changed its trade name to Fullcast Advance Co., Ltd. on October 1, 2006.

7) Seasonal factors for the Group's business performance

In the Spot Business segment, which constitutes the core business of the Group, orders tend to increase in the second and fourth quarters due to the nature of the business. In this segment we are continuing to establish new offices as the market expands. It will, however, take some time for these offices to begin contributing to earnings after incurring the expenses of opening them. Consequently, net sales and profits tend to fluctuate depending on the number of new offices opened during the quarter.

The Group strives to increase the number of orders for our High Quality Solutions designed to lead to an increase in operational efficiency of the client through qualitative improvement, in an effort to minimize seasonal fluctuations. In the Technology Business segment, as we apply acceptance inspection standards (Note) to all orders, sales and profits tend to increase in the second and fourth quarters, which are the turning points in the fiscal year.

The percentage of new graduate engineers or technical experts who join the company is high in April and as sales from these new graduates grow, earnings tend to rise in the latter half of the fiscal year.

Because many of our clients' fiscal year ends in March, negotiations on rate revision or rate revision is implemented in April or later in many cases, which results in making sales and earnings increase disproportionately in the latter half of the fiscal year in the Technology Business segment.

(Note) In the acceptance inspection standards, sales are recorded on the date when products are accepted and inspected by counterparties (customers).

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales (Million yen)

Segment	October 1, 2005 - September 30, 2006	YoY Change (%)
Spot Business	49,982	25.7
Office Business	7,377	41.6
Factory Business	16,135	17.0
Technology Business	15,169	96.8
Other Business	1,500	97.9
Total	90,163	34.1

Notes: 1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements and Others

(1) Consolidated Financial Statements

1) Consolidated Balance Sheet

(Thousand yen)

		As of September 30, 2006			As of September 30, 2005		
Category	Note No.	Amount		%	Amount		%
Assets							
I Current assets							
1. Cash and deposits			10,713,392			6,111,794	
2. Trade notes and accounts receivables			12,110,602			8,846,651	
3. Securities			1,201,436			—	
4. Inventories			530,687			84,889	
5. Deferred tax asset			731,557			443,082	
6. Other current assets			2,049,688			1,894,450	
Allowance for doubtful accounts			-114,013			-101,510	
Total current assets			27,223,350	73.2		17,279,356	76.6
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*1	733,329			599,056		
Accumulated depreciation		277,277	456,052		206,087	392,969	
(2) Machinery and vehicles		50,677			67,367		
Accumulated depreciation		35,260	15,417		40,477	26,890	
(3) Furniture and fixtures		1,740,444			935,945		
Accumulated depreciation		954,582	785,862		473,211	462,734	
(4) Land	*1		736,632			606,469	
Total tangible fixed assets			1,993,964	5.4		1,489,062	6.6
2. Intangible fixed assets							
(1) Software			1,135,233			823,710	
(2) Goodwill			2,520,972			—	
(3) Other			53,218			56,300	
Total intangible fixed assets			3,709,423	10.0		880,010	3.9
3. Investment and other assets							
(1) Investment securities	*2		1,690,519			1,118,115	
(2) Long-term loan receivable			15,432			3,706	
(3) Insurance reserve fund			552,554			500,464	
(4) Deferred tax asset			224,298			141,841	
(5) Other			2,008,029			1,205,349	
Allowance for doubtful accounts			-237,375			-61,474	
Total investment and other assets			4,253,457	11.4		2,908,000	12.9
Total fixed assets			9,956,843	26.8		5,277,073	23.4
Total assets			37,180,194	100.0		22,556,429	100.0

(Thousand yen)

Category	Note No.	As of September 30, 2006 Amount		%	As of September 30, 2005 Amount		%
Liabilities							
I Current liabilities							
1. Notes payable and accounts payable trade			489,063			96,561	
2. Short-term borrowings	*1		4,648,300			2,758,168	
3. Current portion of long-term debt	*1		1,436,528			86,608	
4. Accounts payable-other			3,162,624			1,854,161	
5. Accrued expenses payable			2,436,878			1,798,741	
6. Income taxes payable			1,091,190			1,448,806	
7. Deferred tax liability			—			1	
8. Accrued bonuses			1,063,532			664,389	
9. Other current liabilities			530,336			309,646	
Total current liabilities			14,858,451	40.0		9,017,082	40.0
II Fixed liabilities							
1. Long-term debt	*1		4,517,292			172,200	
2. Deferred tax liability			45,171			109,029	
3. Allowance for employee retirement benefits			461,905			341,615	
4. Other fixed liabilities			19,775			38,256	
Total fixed liabilities			5,044,144	13.5		661,100	2.9
Total liabilities			19,902,595	53.5		9,678,182	42.9

(Thousand yen)

Category	Note No.	As of September 30, 2006 Amount		%	As of September 30, 2005 Amount		%
Minority interests							
Minority interests			—	—		501,027	2.2
Shareholders' equity							
I Common stock	*3		—	—		3,464,100	15.4
II Capital surplus			—	—		3,018,338	13.4
III Retained surplus			—	—		5,804,181	25.7
IV Net unrealized holding gains on securities			—	—		280,812	1.2
V Treasury stock	*4		—	—		-190,212	-0.8
Total shareholder's equity			—	—		12,377,220	54.9
Total liabilities, minority interests and shareholders' equity			—	—		22,556,429	100.0
Net assets							
I Owners' equity							
1. Common stock	*3		3,464,100	9.3		—	
2. Capital surplus			3,100,025	8.3		—	
3. Retained surplus			7,992,097	21.5		—	
4. Treasury stock	*4		-163,172	-0.4		—	
Total owners' equity			14,393,050	38.7		—	—
II Valuation and translation adjustments:							
1. Net unrealized holding gains on securities			67,340			—	
Total Valuation and translation adjustments			67,340	0.2		—	—
III Minority interests			2,817,208	7.6		—	—
Total net assets			17,277,598	46.5		—	—
Liabilities and net assets			37,180,194	100.0		—	—

2) Consolidated Profit and Loss Statement

(Thousand yen)

Category	Note No.	October 1, 2005 to September 30, 2006 Amount		%	October 1, 2004 to September 30, 2005 Amount		%
I Net sales			90,163,256	100.0		67,212,160	100.0
II Cost of sales			64,947,276	72.0		47,619,486	70.8
Gross profit			25,215,980	28.0		19,592,674	29.2
III Selling, general and administrative expenses	*1		20,500,565	22.8		15,032,364	22.4
Operating income			4,715,414	5.2		4,560,310	6.8
IV Non-operating income							
1. Interest income		2,718			516		
2. Rental income		19,067			14,618		
3. Profit on investment in silent partner		—			29,291		
4. Equity in earnings of affiliates		35,765			8,701		
5. Consulting income		—			18,000		
6. Revenues from consigned business		—			28,095		
7. Other		85,915	143,465	0.1	117,729	216,950	0.3
V Non-operating expenses							
1. Interest expense		64,288			29,981		
2. Expenses related to listing on Stock Exchange		22,519			16,288		
3. Share delivery expenses		24,571			—		
4. Business commence expense		47,567			—		
5. Other		150,022	308,968	0.3	119,784	166,053	0.2
Ordinary income			4,549,911	5.0		4,611,206	6.9

		October 1, 2005 to September 30, 2006			October 1, 2004 to September 30, 2005		
Category	Note No.	Amount		%	Amount		%
VI Extraordinary income							
1. Gain on sale of fixed assets	*2	—			163		
2. Gain on sale of investment securities		16,530			38,411		
3. Gain on sale of affiliate stocks		9,239			—		
4. Reversal of allowances for doubtful accounts		23,036			3,528		
5. Gain on transfer of business	*3	—			6,616		
6. Gain on change in share-holding ratio	*4	398,400	447,206	0.5	—	48,719	0.1
VII Extraordinary loss							
1. Loss on sales of fixed assets	*5	133			161		
2. Loss on disposal of fixed assets	*6	39,621			52,008		
3. Loss on valuation of investment securities		—			3,117		
4. Loss on sale of affiliate stocks		16,948			—		
5. Restructuring expense	*7	—			9,565		
6. Penalty	*8	17,000			—		
7. Loss on disposal of lease deposits		31,268			—		
8. Loss on insurance cancellation		—			57,833		
9. Allowance for officers' retirement benefits	*9	165,000			—		
10. Amortization of consolidated adjustment accounts		—			524,786		
11 Loss on change of share-holding ratio	*10	26,133	296,103	0.3	—	647,470	1.0
Income before income taxes and minority interests			4,701,015	5.2		4,012,455	6.0
Corporate, residential and enterprise taxes		1,906,724			2,109,752		
Corporate tax adjustment		-345,644	1,561,081	1.7	-155,771	1,953,982	2.9
Minority interests (or loss)			197,593	0.2		173,572	0.3
Net income			2,942,341	3.3		1,884,902	2.8

3) Consolidated Retained Surplus Statement

(Thousand yen)

Category	Note No.	October 1, 2004 to September 30, 2005 Amount	
Capital surplus			
I Capital surplus at beginning of period			3,018,338
II Capital surplus at end of period			3,018,338
Retained surplus			
I Retained surplus at beginning of period			4,465,903
II Increase in retained surplus			
1. Net income		1,884,902	1,884,902
III Decrease in retained surplus			
1. Dividends paid		546,624	546,624
IV Retained surplus at end of period			5,804,181

4) Consolidated Statements of Shareholders' Equity

Fiscal year ending September 2006 (October 1, 2005 to September 30, 2006)

(Thousand yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2005	3,464,100	3,018,338	5,804,181	-190,212	12,096,408	280,812	280,812	501,027	12,878,247
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	-683,664	—	-683,664	—	—	—	-683,664
Decrease due to newly consolidated subsidiaries	—	—	-28,546	—	-28,546	—	—	—	-28,546
Decrease due to exemption from equity-method			-42,215		-42,215				-42,215
Net income	—	—	2,942,341	—	2,942,341	—	—	—	2,942,341
Disposal of treasury stock	—	81,687	—	27,040	108,727	—	—	—	108,727
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	-213,472	-213,472	2,316,182	2,102,709
Total of increase/decrease during the current fiscal year	—	81,687	2,187,916	27,040	2,296,642	-213,472	-213,472	2,316,182	4,399,352
Balance September 30, 2006	3,464,100	3,100,025	7,992,097	-163,172	14,393,050	67,340	67,340	2,817,208	17,277,598

5) Consolidated Cash Flows Statement

(Thousand yen)

Category	Note No.	October 1, 2005 to September 30, 2006 Amount	October 1, 2004 to September 30, 2005 Amount
I Cash flows from operating activities			
1. Income before income taxes and minority interests		4,701,015	4,012,455
2. Depreciation and amortization		710,326	396,123
3. Increase in allowance for doubtful accounts		42,820	43,714
4. Increase in allowance for bonuses		119,517	123,826
5. Increase in allowance for employee retirement benefits		57,677	61,823
6. Interest and dividend income		-11,930	-7,763
7. Interest expenses		64,288	29,981
8. Gain on sale of fixed assets		—	-163
9. Loss on sales of fixed assets		133	161
10. Loss on disposal of fixed assets		39,621	52,008
11. Profit on investment in anonymous partnerships		—	-29,291
12. Credit losses		6,692	3,249
13. Gain on sale of investment securities		-16,530	-38,411
14. Gain on sale of affiliate stocks		-9,239	—
15. Loss on sale of affiliate stocks		16,948	—
16. Loss on valuation of investment securities		—	3,117
17. Share delivery expenses		24,571	—
18. Gain on transfer of business		—	-6,616
19. Restructuring expense		—	9,565
20. Amortization of goodwill		127,750	—
21. Amortization of goodwill		—	7,859
22. Amortization of consolidated adjustment accounts		—	550,663
23. Equity in earnings of affiliates		-35,765	-8,701
24. Gain on change in share-holding ratio		-398,400	—
25. Loss on change of share-holding ratio		26,133	—
26. Increase in trade receivable		-2,297,680	-1,549,354
27. Increase in inventories		-44,893	-9,412
28. Increase (decrease) in trade payable		914,447	-289,572
29. Increase in accrued expenses payable		437,427	54,360
30. Increase (decrease) in insurance reserve fund		-46,555	594,386
31. Increase (decrease) in accrued income		1,069,238	-580,028
32. Other		-566,587	-531,187
Subtotal		4,931,026	2,892,791
33. Interest and dividend received		11,499	7,763
34. Interest paid		-64,217	-29,935
35. Income taxes paid		-2,311,000	-1,407,202
Net cash provided by (used in) operating activities		2,567,308	1,463,416

(Thousand yen)

Category	Note No.	October 1, 2005 to September 30, 2006 Amount	October 1, 2004 to September 30, 2005 Amount
II Cash flows from investing activities			
1. Purchase of time deposits		-7,603	-11,403
2. Proceeds from refund of time deposits		77,227	14,213
3. Purchase of tangible fixed assets		-603,462	-383,899
4. Proceeds from sales of tangible fixed assets		13,242	1,427
5. Purchase of intangible fixed assets		-529,468	-191,995
6. Proceeds from transfer of business		—	26,024
7. Purchase of acquisition of investment securities		-948,500	-122,000
8. Proceeds from sales of investment securities		38,021	43,313
9. Proceeds from collection on equity in investment securities		28,766	—
10. Advanced for loans receivable		-86,329	-206,820
11. Collection on loans receivable		88,320	5,191
12. Payment for the acquisition of shares in subsidiary		-15,000	—
13. Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	-36,802	—
14. Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	-1,596,665	-411,787
15. Other		30,179	—
Net cash provided by (used in) investing activities		-3,548,075	-1,237,735
III Cash flows from financing activities			
1. Increase (decrease) in short-term borrowings		1,611,630	485,533
2. Proceeds from long-term debt		6,800,000	—
3. Repayments of long-term debt		-1,667,832	-137,878
4. Payments of redemption of corporate bonds		-300,000	—
5. Proceeds from disposal of treasury stocks (exercise of stock option rights)		108,727	—
6. Proceeds from payment by minority shareholders		909,165	—
7. Payments of dividends		-682,417	-545,338
8. Payments of dividends to minority shareholders		-40,923	-8,000
9. Other		-19,402	-12,394
Net cash provided by (used in) financing activities		6,718,948	-218,078
IV Exchange gain/loss on cash and cash equivalents		-235	-7
V Net increase in cash and cash equivalents		5,737,945	7,597
VI Cash and cash equivalents at beginning of period		6,096,592	6,088,995
VII Net increase in cash and cash equivalents due to newly consolidated subsidiaries		71,637	—
VIII Cash and cash equivalents at end of period	*1	11,906,175	6,096,592

Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 21	Fullcast Technology Co., Ltd.	Top Spot Co., Ltd.
	Fullcast Factory Co., Ltd.	Oneday Job Style Co., Ltd.
	Fullcast Central Co., Ltd.	Neo Partners Co., Ltd.
	Apayours Co., Ltd.	Nihon Sogo Security Guard Co., Ltd.
	Fullcast Finance Co., Ltd.	Nisso Co., Ltd.
	Amusecast Co., Ltd.	Niscom Inc.
	Asia Pacific System Research Co., Ltd.	Solution Development Co., Ltd.
	Fullcast HR Institute Co., Ltd.	fullcastmarketing. Corp.
	Fullcast Growing School Co., Ltd.	Toa System Co., Ltd.
	Best Staff Co., Ltd.	Fullcast Stylish Work Co., Ltd.
	Casting Bank Co., Ltd.	

(Note) 1. Fullcast HR Institute Co., Ltd. was formed by merging Fullcast Office Support Co., Ltd. with Human Resources Research Institute, Inc. on October 1, 2005, both of which were consolidated subsidiaries.

2. Asia Pacific System Research Co., Ltd. is included in the scope of consolidation with the date of deemed acquisition at the beginning of this fiscal year, as it became a subsidiary on October 3, 2005 through stock acquisition.

3. The Company established F.C.I Co., Ltd., Casting Bank Co., Ltd., Top Spot Co., Ltd., Oneday Job Style Co., Ltd., and Neo Partners Co., Ltd. on October 26, 2005 and included these companies in the scope of consolidation. The trade name of F.C.I Co., Ltd. was changed to Best Staff Co., Ltd. on January 1, 2006.

4. Fullcast Telemarketing Co., Ltd. is excluded from the scope of consolidation with a record date of February 28, 2006, as the Company sold all shares in the company on the same day.

5. Fullcast Growing School Co., Ltd. is a consolidated subsidiary that changed its trade name from HR Business Academy, Inc., a consolidated subsidiary, on March 22, 2006.

6. Fullcast Sports Co., Ltd. is excluded from the scope of consolidation with a record date of April 1, 2006 and has become an equity-method affiliate, as the Company sold shares in the company on April 27, 2006.

7. Nihon Sogo Security Guard Co., Ltd. is included in the scope of consolidation with a record date of May 1, 2006, as the company became our wholly owned subsidiary on the same date through stock acquisition. Niscom Inc. and Nisso Co., Ltd., both of which are wholly owned subsidiaries of Nihon Sogo Security Guard Co., Ltd. are also included in the scope of consolidation.

8. Fullcast Finance Co., Ltd., which had been a non-consolidated subsidiary, merged with Fullcast Partners Co., Ltd. on June 1, 2006.

9. Solution Development Co., Ltd. is included in the scope of consolidation with a record date of April 1, 2006, as the company became a wholly owned subsidiary of Asia Pacific System Research Co., Ltd. on April 14, 2006 through stock acquisition.

10. fullcastmarketing. Corp... is included in the scope of consolidation with a record date of July 1, 2006, as the company became our wholly owned subsidiary on June 15, 2006 through stock acquisition. fullcastmarketing. Corp.. changed its trade name from Exeoutsourcing Co., Ltd. on July 1, 2006.

11. Toa System Co., Ltd. is included in the scope of consolidation with a record date of August 22, 2006, as the company became a wholly owned subsidiary of Asia Pacific System Research Co., Ltd. on August 22, 2006 through stock acquisition.

12. The Company established Fullcast Stylish Work Co., Ltd. on September 27, 2006 and included the company in the scope of consolidation.

2. Matters concerning the application of the equity method

Affiliate accounted for by the equity method: 2	Fullcast Sports Co., Ltd. Net+it Works, Inc.
Affiliate not accounted for by the equity method: 2	Fullcast Drive Co., Ltd. ICS Research Institute Co., Ltd.

(Note) 1. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the consolidated fiscal year in review.

2. Fullcast Sports Co., Ltd. is accounted for by the equity method with a record date of April 1, 2006.
3. Net+it Works, Inc. is accounted for by the equity method with a record date of September 30, 2006, as it became an affiliate of the Company on September 7, 2006 through the acquisition of stock.
4. Neo Career Co., Ltd. is not accounted for by the equity method with a record date of July 1, 2006, as our ownership ratio declined following the allocation of new shares to a third party on July 7, 2006.

3. Matters concerning the fiscal year settlement date, etc. of consolidated subsidiaries

The fiscal year settlement dates of the consolidated subsidiaries are the same as the settlement date of the Company.

The fiscal year settlement dates of Solution Development Co., Ltd., Nihon Sogo Security Guard Co., Ltd., Asia Pacific System Research Co., Ltd., and Toa System Co., Ltd. were changed to September 30 at an extraordinary meeting of shareholders held on April 12, 2006, an extraordinary meeting of shareholders held on May 1, 2006, an ordinary meeting of shareholders held on July 28, 2006, and an extraordinary meeting of shareholders held on September 25, 2006, respectively.

4. Matters concerning significant accounting policies

(1) Valuation criteria and methods for principal assets

(i) Securities

Other securities

Securities with market quotations

Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.)

Securities without market quotations

Securities without market quotations are stated at cost, with cost being determined by the weighted-average method. Capital injection in investment limited partnerships and other similar associations (those deemed as securities according to Article 2, Paragraph 2 of the Securities and Exchange Law) is evaluated using the net equity on the most recent statement of accounts available on the date of settlement report stipulated in the partnership agreement.

(ii) Derivatives

Market value method

(iii) Inventories

a. Goods, raw materials and supplies: They are stated at cost determined primarily by the first-in-first-out method.

b. Work in process and products: They are stated at cost, with cost being determined by the specific identification method.

(2) Depreciation method for major depreciable assets

(i) Tangible fixed assets

Declining-balance method

Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method.

The useful life of principal assets is as follows:

Buildings and structures: 3-56 years

Machinery and vehicles: 2-10 years

Furniture and fixtures: 2-20 years

(ii) Intangible fixed assets

Straight-line method

The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.

As for software intended for commercial use, whichever larger amount is given, mainly amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.

(3) Deferred assets

Shares delivery expenses and preopening expenses

The entire amount is expensed at the time of payment.

(4) Recognition of significant allowances

(i) Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.

(ii) Accrued bonuses

As a means of providing for bonus obligations, the Company designates in the reserve account a future estimated amount based on the actual bonus expense for the accounting period.

(iii) Allowance for employee retirement benefits

To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year mainly based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.

(5) Translation of significant foreign currency-denominated assets and liabilities

Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year balance sheet date. Translation gain or loss is accounted as profit or loss.

(6) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.

(7) Accounting for major hedges

(i) Hedge accounting method

The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.

(ii) Hedge method and hedged transaction

a. Hedge method: Interest rate swap

b. Hedged transaction: Interests on borrowings

(iii) Hedging policy

The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.

(iv) Evaluation of hedge effectiveness

Interest rate swap transactions

In principle, the Company assesses the effectiveness of individual hedge transactions at the end of the consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedge method and the hedged transaction.

(8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements

All amounts stated are exclusive of national consumption tax and local consumption tax.

5. Matters concerning the appraisal of assets and liabilities of the consolidated affiliates

Assets and liabilities of the consolidated affiliates are appraised entirely based upon the current value method.

6. Matters concerning the amortization of goodwill

Goodwill is amortized over the period during which goodwill is considered to be effective. When the amount of goodwill is minimal, the entire amount is amortized at the time of generation.

(Additional information)

The amended "Regulations Concerning Terminology, Forms, and Preparation Methods of Consolidated Financial Statements" (Ministry of Finance Ordinance No.28 in 1976) was applied from this fiscal year, in accordance with the "Cabinet Office Ordinance to Amend Part of the Cabinet Office Ordinance concerning Audit and Attestation of Financial Statements" (Cabinet Office Ordinance No.56 on April 26, 2006).

7. Matters concerning the treatment of matters, including profit appropriation

The Consolidated Statement of Changes in Net Assets is prepared based upon either profit appropriation or loss disposition determined in the consolidated fiscal year.

8. Scope of cash and cash equivalents on fiscal year consolidated cash flows statements

For the purpose of fiscal year consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.

Changes in Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

1. Accounting for impairment of fixed assets

The accounting standard for impairment of fixed assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (on August 9, 2004 by Accounting Standards Board of Japan)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Accounting Standards Board of Japan Guidance No.6 on October 31, 2005) were applied from this fiscal year. The application of these accounting policies does not affect the profit and loss of the Company.

2. Presentation of Net Assets on the balance sheet, etc.

The "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 on December 9, 2005 by Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8 on December 9, 2005 by Accounting Standards Board of Japan) were applied from this fiscal year. The application of these accounting policies does not affect the profit and loss of the Company.

The amount corresponding to the total amount in "Shareholders' Equity" is 14,460,390 thousand yen.

Due to the amendment of the consolidated financial statements regulations, "Net Assets" on the consolidated balance sheet are prepared from this fiscal year in accordance with the amended consolidated financial statements regulations.

Notes on Consolidated Balance Sheet

(Thousand yen)

As of September 30, 2006	As of September 30, 2005
*1. ――――――――	*1. Assets pledged as collateral Assets pledged as collateral were as follows. Buildings and structures 222,900 Land 606,469 Total 829,369 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,450,000 Long-term debt 247,768 (Current portion of long-term debt 75,568) Total 1,697,768
*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 776,491	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 132,246
*3. ――――――――	*3. Total number of outstanding stocks in the Company Common stock 275,964 shares
*4. ――――――――	*4. Number of treasury stock the Company owns Common stock 2,652 shares
5. The Company's consolidated subsidiary (Fullcast Finance Co., Ltd.) engages in the cashing business associated with the card loan and credit card businesses. The unused portions of lending commitments in this business are as follows: Total lending commitments 1,814,340 Lending 951,142 Balance 863,198	5. ――――――――
6. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 14,518,750 Borrowing 4,523,200 Balance 9,995,550	6. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 12,250,000 Borrowing 2,633,068 Balance 9,616,932

Notes on Consolidated Profit and Loss Statement

(Thousand yen)

October 1, 2005 – September 30, 2006		October 1, 2004 – September 30, 2005	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	5,599,086	Salaries and wages	4,390,166
Miscellaneous wages	3,005,159	Miscellaneous wages	2,301,125
Legal welfare	900,596	Legal welfare	693,155
Provision of accrued bonuses	473,305	Provision of accrued bonuses	343,893
Retirement benefit expenses	199,728	Retirement benefit expenses	152,285
Communications expenses	897,766	Communications expenses	725,666
Advertisement and sales promotion	621,123	Advertisement and sales promotion	275,211
Travel and transportation	862,445	Travel and transportation	699,054
Rents	1,838,668	Rents	1,426,124
Depreciation and amortization	620,312	Depreciation and amortization	371,040
Recruitment expense	1,875,064	Recruitment expense	1,098,736
Provision of allowance for doubtful accounts	82,736	Provision of allowance for doubtful accounts	62,135
Amortization of goodwill	93,117	Amortization of consolidation adjustment	25,877
*2. ――――――		*2. Significant components of gain on sale of fixed assets	
		Machinery and vehicles	73
		Furniture and fixtures	90
		Total	163
*3. ――――――		*3. The gain on the sale of business resulted from the sale of the process board business. Personnel and other expenses expected to be incurred with the transfer of software, the unamortized balance of business rights and the business were deducted.	
*4. The gain on the change in equity resulted from the public stock offering and the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*4. ――――――	
*5. Significant components of loss on sale of fixed assets.		*5. Significant components of loss on sale of fixed assets.	
Furniture and fixtures	133	Machinery and vehicles	161
*6. Significant components of loss on disposal of fixed assets.		*6. Significant components of loss on disposal of fixed assets.	
Buildings and structures	73	Buildings and structures	2,104
Machinery and vehicles	984	Machinery and vehicles	673
Furniture and fixtures	3,105	Furniture and fixtures	2,909
Software	35,459	Software	46,322
Total	39,621	Total	52,008

October 1, 2005 – September 30, 2006	October 1, 2004 – September 30, 2005
*7. ————————	*7. Restructuring expenses are in connection with the loss incurred in partial curtailment of the outsourced software development business, mainly in sales of software and other products.
*8. Penalty on a change in the contract period of management consignment contract.	*8. ————————
*9. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on Jun 29, 2005.	*9. ————————
*10. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Asia Pacific System Research Co., Ltd.	*10. ————————

Notes on Consolidated Statement of Changes in Net Assets

Current consolidated fiscal year (October 1, 2005 – September 30, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,652	–	(Note) 377	2,275
Total	2,652	–	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

2. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2005	Common stock	273,312 thousand yen	1,000 yen	September 30, 2005	December 22, 2005
Board of directors' meeting on May 8, 2006	Common stock	410,352 thousand yen	1,500 yen	March 31, 2006	June 6, 2006

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
To be approved at a meeting of shareholders on December 21, 2006	Common stock	410,533 thousand yen	1,500 yen	September 30, 2006	December 22, 2006

Notes on Consolidated Cash Flow Statement

(Thousand yen)

October 1, 2005 – September 30, 2006

*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements

Cash and deposits	10,713,392
Fixed deposits with original maturities of over 3 months	- 8,654
Investment trusts included in securities account	501,610
Commercial paper	499,721
Money market funds	200.106
Cash and cash equivalents	11,906,175

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	5,509,986
Fixed assets	585,957
Goodwill	1,351,930
Current liabilities	1,058,864
Fixed liabilities	353.053
Minority interest	1.752.762
Acquisition price of the company's shares	4,283,194
Cash and cash equivalents held by the company	- 4,415,164
Net expenditure for acquisition of the company (minus indicates proceeds)	- 131,971

The following shows a breakdown of assets and liabilities at the start of consolidation of Nihon Sogo Security Guard Co., Ltd., Niscom, Inc. and Nisso Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	839,968
Fixed assets	92,845
Goodwill	215,543
Current liabilities	332,004
Fixed liabilities	120.732
Acquisition price of the companies' shares	695,621
Cash and cash equivalents held by the companies	- 99,844
Net expenditure for acquisition of the companies	595,777

October 1, 2004 – September 30, 2005

*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements

Cash and deposits	6,111,794
Fixed deposits with original maturities of over 3 months	- 15,202
Cash and cash equivalents	6,096,592

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of the newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock.

Cash and cash equivalents held by the company	- 10,000
Net expenditure for acquisition of the company (minus indicates proceeds)	- 10,000

The following shows a breakdown of assets and liabilities at the start of consolidation of Amusecast Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	108,249
Fixed assets	6,924
Consolidation adjustments	25,877
Current liabilities	60.000
Acquisition price of the company's shares	81,050
Cash and cash equivalents held by the company	- 63,799
Net expenditure for acquisition of the company	17,251

The following shows a breakdown of assets and liabilities at the start of consolidation of Human Resources Research Institute, Inc. and HR Business Academy, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	681,408
Fixed assets	111,540
Consolidation adjustments	524,786
Current liabilities	554,574
Fixed liabilities	1.068
Acquisition price of the company's shares	762,092
Cash and cash equivalents held by the company	- 357,556
Net expenditure for acquisition of the company	404,536

October 1, 2005 – September 30, 2006	October 1, 2004 – September 30, 2005
The following shows a breakdown of assets and liabilities at the start of consolidation of Solution Development Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.	

Current assets	75,650
Fixed assets	6,599
Goodwill	31,435
Current liabilities	11,164
Fixed liabilities	44,743
Minority interest	2,462
Acquisition price of the company's shares	55,315
Cash and cash equivalents held by the company	- 50,150
Net expenditure for acquisition of the company	5,165

The following shows a breakdown of assets and liabilities at the start of consolidation of fullcastmarketing. Corp.. through stock acquisition and the relation with net expenditure for the acquisition of the company.

Current assets	337,052
Fixed assets	156,040
Goodwill	797,439
Current liabilities	287,938
Acquisition price of the company's shares	1,002,593
Cash and cash equivalents held by the company	- 15,813
Net expenditure for acquisition of the company	986,780

The following shows a breakdown of assets and liabilities at the start of consolidation of Toa System Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.

Current assets	96,651
Fixed assets	156,204
Goodwill	180,859
Current liabilities	22,266
Fixed liabilities	367,223
Minority interest	- 106,376
Acquisition price of the company's shares	150,600
Cash and cash equivalents held by the company	- 9,686
Net expenditure for acquisition of the company	140,914

October 1, 2005 – September 30, 2006		October 1, 2004 – September 30, 2005
*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company		*3. ————————
Current assets	137,861	
Fixed assets	39,350	
Current liabilities	105,328	
Minority interest	35,223	
Gain on sale of stock in affiliate	9,239	
Sales price of the company's stock	45,900	
Cash and cash equivalents held by the company	- 47,802	
Net proceeds from sale of the company's stock (minus indicates expenditures)	- 1,902	
The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Sports Co., Ltd. from the scope of consolidation through the sale of stock and the relationship with net proceeds from the sale of the company.		
Current assets	192,837	
Fixed assets	8,828	
Current liabilities	128,097	
Fixed liabilities	14,725	
Minority interest	20,595	
Loss on sale of stock in affiliate	- 10,948	
Selling price of the company's shares	27,300	
Cash and cash equivalents held by the company	- 62,200	
Net proceeds from sale of the company's stock (minus indicates expenditures)	- 34,900	

Securities

Current consolidated fiscal year (as of September 30, 2006)

1. Securities with market quotations classified as "Other" (as of September 30, 2006)

(Thousand yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	427,263	566,690	139,426
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	196,794	197,161	367
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	624,057	763,850	139,793
Carrying value does not exceed acquisition cost			
(1) Equity securities	—	—	—
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	—	—	—
Total	624,057	763,850	139,793

2. Other securities sold during the consolidated fiscal year (October 1, 2005 – September 30, 2006)

(Thousand yen)

Selling price	Total profit on sale	Total loss on sale
38,021	16,530	—

3. Securities without market quotations classified as "Other" (as of September 30, 2006)

(Thousand yen)

Security	Carrying value
Subsidiary and affiliate stock	
Affiliate stock	776,491
Other securities	
Securities without market quotations	124,040
Investment in partnerships and associates	26,137
Money market funds	201,106
Commercial paper	499,721
Fund	501,610

4. Scheduled redemption of securities with maturities classified as "Other" and debt securities held to maturity (as of September 30, 2006)

(Thousand yen)

	Within 1 year	More than 1 year and not more than 5 years	More than 5 years and not more than 10 years	More than 10 years
(1) Debt securities				
JGBs and municipal bonds	—	—	—	—
Corporate bonds	—	197,161	—	—
Other bonds	499,721	—	—	—
(2) Other securities	—	—	—	—
Total	499,721	197,161	—	—

Previous consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30 2005)

(Thousand yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	422,928	896,473	473,545
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	422,928	896,473	473,545
Carrying value does not exceed acquisition cost			
(1) Equity securities	—	—	—
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	—	—	—
Total	422,928	896,473	473,545

2. Other securities sold during the consolidated fiscal year (October 1, 2004 - September 30, 2005)

(Thousand yen)

Selling price	Total profit on sale	Total loss on sale
43,313	38,411	—

3. Securities without market quotations classified as "Other" (as of September 30, 2005)

(Thousand yen)

Security	Carrying value
Subsidiary and affiliate stock	
Subsidiary stock	100,000
Affiliate stock	32,246
Other securities	
Securities without market quotations	89,396

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥3,117 thousand)

Notes on Retirement Benefits

(Thousand yen)

October 1, 2005 – September 30, 2006	October 1, 2004 – September 30, 2005
1. Summary of the retirement benefit scheme adopted The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, six companies of the Group own the termination allowance plan, while three of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, one company of the Group has the "Billboard Display Employees' Pension Fund" (general type).	1. Summary of the retirement benefit scheme adopted The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, four companies of the Group own the termination allowance plan, while one of those owns a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, three companies of the Group have the "Billboard Display Employees' Pension Fund" (general type). One of the consolidated subsidiaries decided to abolish the retirement benefit program. In the wake of this, the unused balance of this term of the balance of the allowance for employee retirement benefits at the end of the current consolidated fiscal year of ¥7,129 thousand was included in accounts payable.
2. Matters concerning retirement benefit obligation (as of September 30, 2006) a. Retirement benefit obligation: - 543,553 b. Pension assets: 119,428 c. Non-accumulated retirement benefit obligation (a + b): - 424,126 d. Prepaid pension cost: 23,838 e. Unconfirmed computational differential: - 13,941 f. Retirement benefit allowance (c – d + e): - 461,905 Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance, as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,221,623 thousand as of September 30, 2006.	2. Matters concerning retirement benefit obligation (as of September 30, 2005) a. Retirement benefit obligation: - 342,117 b. Pension assets: 73,808 c. Non-accumulated retirement benefit obligation (a + b): - 268,309 d. Prepaid pension cost: 19,877 e. Unconfirmed computational differential: - 53,429 f. Retirement benefit allowance (c – d + e): - 341,615 Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance, as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,309,979 thousand as of September 30, 2005.
3. Matters concerning retirement benefit expenses a. Service cost: 121,145 b. Interest cost: 7,060 c. Expected return on plan assets: - 1,113 d. Cost to dispose of computational differentials: 4,960 e. Contribution to employees' pension fund: 82,337 f. Retirement benefit expenses (a + b + c + d + e): 214,390	3. Matters concerning retirement benefit expenses a. Service cost: 87,758 b. Interest cost: 6,427 c. Expected return on plan assets: - 932 d. Cost to dispose of computational differentials: - 3,370 e. Contribution to employees' pension fund: 99,463 f. Retirement benefit expenses (a + b + c + d + e): 189,346
4. Matters concerning the basis of calculation of retirement benefit obligation, etc. a. Distribution of estimated retirement benefits during term: Fixed amount standards during term b. Discount rate: Mainly 2.1% c. Expected rate of return on plan assets: 1.5% f. Number of years to dispose of computational differentials: Mainly 1 year	4. Matters concerning the basis of calculation of retirement benefit obligation, etc. a. Distribution of estimated retirement benefits during term: Fixed amount standards during term b. Discount rate: Mainly 2.1% c. Expected rate of return on plan assets: 1.5% f. Number of years to dispose of computational differentials: Mainly 1 year

Notes on Tax Effect Accounting

-(Thousand yen)

As of September 30, 2006		As of September 30, 2005	
1. Breakdown of main reasons for deferred tax asset and deferred liability		1. Breakdown of main reasons for deferred tax asset and deferred liability	
Deferred tax asset		Deferred tax asset	
Allowance for bad debts and bad debt loss	84,055	Allowance for bad debts and bad debt loss	42,059
Allowance for retirement benefits	204,369	Allowance for retirement benefits	130,426
Allowance for bonuses	433,791	Allowance for bonuses	270,409
Excess of allowance for depreciation	57,550	Excess of allowance for depreciation	6,798
Unrealized profit on fixed assets	49,936	Unrealized profit on fixed assets	61,134
Loss from revaluation of investment securities	118,071	Loss from revaluation of investment securities	82,998
Loss carryforward	390,669	Loss carryforward	219,046
Accrued enterprise taxes	88,447	Accrued enterprise taxes	119,174
Accrued social insurance premiums	51,842	Accrued social insurance premiums	32,135
Accrued office taxes	38,406	Other	19,026
Other	37,061	Subtotal of deferred tax asset	983,206
Subtotal of deferred tax asset	1,554,197	Valuation reserve	- 314,578
Valuation reserve	- 581,540	Total deferred tax asset	668,628
Total deferred tax asset	972,657	Deferred tax liability	
Deferred tax liability		Allowance for bad debts involved in elimination of debts and credits	- 1
Revaluation differentials of other securities	- 61,973	Revaluation differentials of other securities	- 192,733
Subtotal of deferred tax liability	- 61,973	Subtotal of deferred tax liability	- 192,733
Net deferred tax asset	910,684	Net deferred tax asset	475,894
2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied		2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	
Legal effective tax rate	40.7%	Legal effective tax rate	40.7%
(Adjusted)		(Adjusted)	
Expense from exclusion of profit and loss	0.9	Expense from exclusion of profit and loss	0.7
Per capita rate or inhabitants tax	3.8	Per capita rate or inhabitants tax	3.7
Special credit of corporation tax	- 0.9	Special credit of corporation tax	- 0.8
Loss carried forward	- 9.6	Amortization of consolidation account adjustment	5.6
Amortization of goodwill	0.8	Allowance account	- 0.8
Gain/loss on change in equity	- 3.2	Other	- 0.4
Allowance account	1.2	The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	48.7%
Other	- 0.5		
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	33.2%		

Segment Information

Information on the business segments

Current consolidated fiscal year (October 1, 2005 – September 30, 2006)

(Thousand yen)

	Spot Business	Office Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
I. Net sales and operating income								
Net sales								
(1) Sales to external customers	49,982,169	7,376,986	16,135,481	15,168,889	1,499,732	90,163,256	—	90,163,256
(2) Inter-segment sales or transfers	948,798	426,972	25,209	170,436	26,425	1,597,840	(1,597,840)	—
Total	50,930,967	7,803,958	16,160,690	15,339,325	1,526,157	91,761,096	(1,597,840)	90,163,256
Operating expenses	47,000,440	7,440,626	15,685,808	14,420,830	1,600,680	86,148,383	(700,542)	85,447,842
Operating income or loss (-)	3,930,527	363,332	474,882	918,495	- 74,523	5,612,713	(897,298)	4,715,414
II. Assets, allowance for depreciation and capital expenditure								
Assets	14,049,456	3,912,077	4,379,003	10,699,861	2,331,848	35,372,244	1,807,949	37,180,194
Allowance for depreciation	539,573	32,051	53,141	123,691	26,032	774,488	(29,528)	744,960
Capital expenditure	772,854	37,424	120,730	120,001	67,034	1,118,042	14,888	1,132,930

(Note)

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated fiscal year accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 965,773 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 14,382,132 thousand yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.
5. Reclassification of business segments
   Because of a realignment of Group business activities, business segments are presented according to the reclassification indicated in "Business segment" in Note 2 above from this fiscal year. The clerical manpower services and the call center management business, which comprised the Spot Business and the Other Business, respectively, in the previous fiscal year have been reclassified into the Office Business in light of its line of business.

Segment information on the assumption that results in the previous fiscal year are presented according to the reclassification of the current fiscal year is as follows.

Previous consolidated fiscal year (October 1, 2004 – September 30, 2005)

(Thousand yen)

	Spot Business	Office Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
I. Net sales and operating income								
Net sales								
(1) Sales to external customers	39,749,313	5,210,764	13,787,165	7,707,019	757,899	67,212,160	—	67,212,160
(2) Inter-segment sales or transfers	683,537	250,835	20,252	16,145	79,203	1,049,972	(1,049,972)	—
Total	40,432,850	5,461,599	13,807,417	7,723,164	837,102	68,262,132	(1,049,972)	67,212,160
Operating expenses	36,923,345	5,010,091	13,252,308	7,093,797	786,583	63,066,124	(414,274)	62,651,850
Operating income	3,509,505	451,507	555,109	629,367	50,519	5,196,008	(635,699)	4,560,310
II. Assets, allowance for depreciation and capital expenditure								
Assets	13,855,281	2,149,617	3,526,112	2,539,254	1,155,015	23,225,280	(668,851)	22,556,429
Allowance for depreciation	332,858	16,114	36,203	38,178	6,886	430,238	26,256	403,982
Capital expenditure	406,371	23,672	22,897	37,721	43,790	534,451	41,443	575,894

Previous consolidated fiscal year (October 1, 2004 - September 30, 2005)

(Thousand yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
I. Net sales and operating income							
Net sales							
(1) Sales to external customers	44,102,597	13,787,165	7,707,019	1,615,379	67,212,160	—	67,212,160
(2) Inter-segment sales or transfers	471,465	20,252	16,145	89,643	597,505	(597,505)	—
Total	44,574,061	13,807,417	7,723,164	1,705,022	67,809,665	(597,505)	67,212,160
Operating expenses	40,774,134	13,252,308	7,093,797	1,494,127	62,614,367	37,484	62,651,850
Operating income	3,799,927	555,109	629,367	210,895	5,195,298	(634,989)	4,560,310
II. Assets, allowance for depreciation and capital expenditure							
Assets	15,084,652	3,526,112	2,539,254	1,595,314	22,745,332	(188,903)	22,556,429
Allowance for depreciation	348,291	36,203	38,178	7,566	430,238	(26,256)	403,982
Capital expenditure	426,280	22,897	37,720	47,553	534,451	41,443	575,894

(Note)

1. The company's business activities are divided as given below for the purpose of internal management.
2. Major services by business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management, call center management business
3. Of the operating expenses during the current consolidated fiscal year, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is 699,130 thousand yen. These are mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 3,799,298 thousand yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated fiscal year and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated fiscal year, the previous-year consolidated fiscal year and the previous consolidated fiscal year.

Per Share Information

October 1, 2005 – September 30, 2006		October 1, 2004 – September 30, 2005	
Shareholders' equity per share	¥52,835.11	Shareholders' equity per share	¥45,286.05
Net income per share (basic)	¥10,757.95	Net income per share (basic)	¥6,896.52
Diluted net income per share	¥10,736.22	Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.	

(Note) 1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousand yen)

Item	Oct. 1, 2005 – Sep. 30, 2006	Oct. 1, 2004 – Sep. 30, 2005
Net income	2,942,341	1,884,902
Net income (basic)	2,942,341	1,884,902
Net income not available to common stock	—	—
Average number of common stock outstanding during the period	273,503	273,312
Net income available to common stock after effect of dilutive stock	—	—
Effect of dilutive stock Stock acquisition rights	553	—
Increase in common shares	553	—
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilutive effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)

Transactions with the Parties Concerned

Current consolidated fiscal year (October 1, 2005 –September 30, 2006)

There are no relevant matters.

Previous consolidated fiscal year (October 1, 2004 –September 30, 2005)

There are no relevant matters.

Subsequent Events

October 1, 2005 –September 30, 2006	October 1, 2004 –September 30, 2005
1. Merger of consolidated subsidiaries Fullcast HR Institute Co., Ltd. and Best Staff Co., Ltd., both of which were Fullcast's consolidated subsidiaries, are to be merged effective on January 1, 2007 in accordance with a resolution at a meeting of the Board of Directors held on September 27, 2006. (1) The purpose of the merger Both the two companies had offered temporary clerical personnel in the group, respectively. In order to increase operational efficiency, improve services for clients and promote efforts to bolster the business further, the two companies merged; thereby consolidating the function. (2) Merger method Best Staff Co., Ltd. was dissolved and taken over by Fullcast HR Institute Co., Ltd. (3) Allocation of new shares through the merger Since this was a merger between one Fullcast's wholly-owned subsidiary and another, no new shares were allocated through it. (4) Additional capital through the merger There was no additional capital through the merger.	1. Merger of consolidated subsidiaries Human Resources Research Institute, Inc. and Fullcast Office Support Co., Ltd., both of which were Fullcast's consolidated subsidiaries, merged effective on October 1, 2005 in accordance with a resolution at a meeting of the Board of Directors held on August 10, 2005. (1) The purpose of the merger Both the two companies had offered temporary clerical personnel in the group, respectively. In order to increase operational efficiency, improve services for clients and promote efforts to bolster the business further, the two companies merged; thereby consolidating the function. (2) Merger method and name after the merger 1) Fullcast Office Support was dissolved and taken over by Human Resources Research Institute, Inc. 2) The surviving company was named Fullcast HR Institute Co., Ltd. (3) Allocation of new shares through the merger Since this was a merger between one Fullcast's wholly-owned subsidiary and another, no new shares were allocated through it. (4) Additional capital through the merger There was no additional capital through the merger. (5) The succeeded assets through the merger (Thousand yen) <table><tr><th>Subject</th><th>Amount</th><th>Subject</th><th>Amount</th></tr><tr><td>Current assets</td><td>978,576</td><td>Current liabilities</td><td>503,801</td></tr><tr><td>Tangible fixed assets</td><td>17,747</td><td>Total liabilities</td><td>503,801</td></tr><tr><td>Intangible fixed assets</td><td>1,367</td><td></td><td></td></tr><tr><td>Investment and other assets</td><td>36,153</td><td></td><td></td></tr><tr><td>Total assets</td><td>1,033,843</td><td>New worth</td><td>530,042</td></tr></table>2. Affiliation through stock acquisition Fullcast signed a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (Aspac) in accordance with a resolution at a meeting of the Board of Directors held on July 12, 2005. The Company acquired stock in Aspac; thereby affiliating it with us to enhance both the two companies' corporate value further by leveraging their combined advantages in approaching venture businesses, which can be expected to grow rapidly. (1) Profile of the affiliate (as of September 30, 2005) 1) Trade name: Asia Pacific System Research Co., Ltd. 2) Representative: Kiyoshi Koba 3) Head office: Toshima Ward, Tokyo

October 1, 2005 –September 30, 2006	October 1, 2004 –September 30, 2005
	4) Main business activities: Information processing services 5) Capital: 918,060 thousand yen (2) Details of stock acquisition 1) How to acquire stock Underwrite capital increase through an allocation of new shares to a third party and stock transfer 2) Date of stock acquisition October 3, 2005 (allocation of new shares to a third party) October 4, 2005 (stock transfer) 3) Number of stock acquired 5,507,400 shares 4) Acquisition price Total 4,282,480 thousand yen Acquired through an allocation of new shares to a third party (673 yen per share) Acquired through stock transfer (1,249 yen per share) 5) Percentage of ownership upon acquisition 62.58% Note: Asia Pacific System Research was capitalized at 2,367,160 thousand yen upon acquisition. 3. Listing of stock in subsidiary and new share issuance Fullcast Technology Co., Ltd., Fullcast's consolidated subsidiary, was listed on the Jasdaq Securities Exchange effective on October 21, 2005. In compliance with a resolution at a meeting of the Board of Directors held on September 16, 2005 we issued new shares according to the following through public stock offering (bookbuilding formula) with October 20, 2005 as the stock payment date: (1) Number of new shares issued Common stock 2,000 shares (2) Issue price 323,000 yen per share (3) Total issue price 646,000 thousand yen (4) Capitalized surplus 161,500 yen per share (5) Total capitalized surplus 323,000 thousand yen (6) Total amount paid 781,200 thousand yen (7) Stock payment date October 20, 2005 (8) Initial date of reckoning for dividends October 1, 2005 (9) Use of funds We are scheduled to use raised funds for investing in employees' training, developing the mission-critical system, or as working capital and others.

FULLCAST

October 31, 2006

Brief Announcement of Financial Results for the Fiscal Year Ended September 30, 2006

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
Representative Director and Chairman & President:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone:	+81-3-3780-9507
Board meeting for approving:	October 31, 2006
Date payment of dividend begins:	December 22, 2006
Ordinary general meeting of shareholders:	December 21, 2006
Is stock trade unit adopted:	No

1. Financial Results for the Fiscal Year Ended September 30, 2006 (October 1, 2005 – September 30, 2006)

(1) Business results

	Net sales		Operating income		Ordinary income	
	Million yen	YoY change (%)	Million yen	YoY change (%)	Million yen	YoY change (%)
Fiscal year ended September 2006	45,064	26.6	2,827	6.3	2,859	3.5
Fiscal year ended September 2005	35,598	24.2	2,661	21.2	2,761	23.2

	Net income for the current fiscal year		Net income per share for the current fiscal year	Diluted net income per share for the current fiscal year	ROE	Ratio of ordinary income to total capital	Ratio of ordinary income to sales
	Million yen	%	Yen	Yen	%	%	%
Fiscal year ended September 2006	1,610	7.6	5,887.84	5,875.95	14.0	13.2	6.3
Fiscal year ended September 2005	1,496	14.3	5,474.94	—	14.2	17.4	7.8

Notes:
1. Average number of shares outstanding
   - Fiscal year ended September 2006: 273,503 shares
   - Fiscal year ended September 2005: 273,312 shares
2. Changes in accounting principles applied: None
3. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Fiscal year ended September 2006	26,423	11,937	45.2	43,613.66
Fiscal year ended September 2005	16,794	11,079	66.0	40,534.77

Note: 1. Number of shares outstanding
As of September 30, 2006: 273,689 shares
As of September 30, 2005: 273,312 shares
2. Number of treasury shares
As of September 30, 2006: 2,275 shares
As of September 30, 2005: 2,652 shares

2. Forecast for Financial Results for the Year Ending September 2007 (October 1, 2006 – September 30, 2007)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
Half year	27,676	1,710	865
Full year	58,105	3,728	2,038

Reference: Estimated net income per common share for the full year: 7,423.93yen

3. Dividend Status

Cash dividend	Dividend per share (Yen)			Amount of total dividends	Payout ratio	Ratio of dividends to total assets
	Interim	Full year	Annual	Million yen	(%)	(%)
Fiscal year ended September 2006	1,500	1,500	3,000	821	51.0	7.1
Fiscal year ended September 2005	1,000	1,000	2,000	547	36.5	4.9
Fiscal year ending September 2007 (forecast)	2,000	2,000	4,000			

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2006 Fiscal Year*" section on page 10.
Figures are rounded off to the nearest million yen.

6. Financial Statements and Others

(1) Financial Statements

1) Balance Sheet

(Thousand yen)

Category	Note No.	As of September 30, 2006 Amount		%	As of September 30, 2005 Amount		%
Assets							
I Current assets							
1. Cash and deposits			2,375,299			2,286,172	
2. Trade notes			10,009			3,996	
3. Accounts receivables	*2		6,011,396			4,618,107	
4. Articles of trade			2,531			1,840	
5. Inventory assets			36,690			47,495	
6. Prepaid expenses			273,256			186,918	
7. Deferred tax asset			224,413			179,048	
8. Short-term receivables from shareholders, officers or employees			5,950			6,137	
9. Short-term loans to affiliates			3,630,000			2,430,000	
10. Accrued revenues			74,392			616,789	
11. Other current assets			28,185			16,913	
Allowance for doubtful accounts			-47,934			-57,206	
Total current assets			12,624,188	47.8		10,336,208	61.5
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*1	517,431			490,551		
Accumulated depreciation		190,839	326,592		164,149	326,402	
(2) Structures		43,845			43,845		
Accumulated depreciation		6,908	36,936		2,390	41,455	
(3) Vehicles		18,565			43,185		
Accumulated depreciation		15,793	2,772		23,274	19,911	
(4) Furniture and fixtures		1,066,386			680,356		
Accumulated depreciation		527,905	538,482		332,836	347,520	
(5) Land	*1		606,469			606,469	
Total tangible fixed assets			1,511,251	5.7		1,341,757	8.0
2. Intangible fixed assets							
(1) Goodwill			88,000			—	
(2) Telephone subscription right			25,457			25,457	
(3) Software			837,686			885,084	
(4) Software suspense account			—			13,125	
(5) Other			7,458			—	
Total intangible fixed assets			958,601	3.6		923,666	5.5
3. Investment and other assets							
(1) Investment securities			634,767			1,001,706	
(2) Affiliated company's stocks			9,184,693			2,017,448	
(3) Investment			250			250	
(4) Bankruptcy rehabilitation credits, etc.			18,106			12,479	
(5) Deferred tax asset			56,680			—	
(6) Long-term receivables from shareholders, officers or employees			313			1,603	
(7) Long term prepaid expenses			159,518			68,534	
(8) Guarantee money paid			750,882			609,557	
(9) Insurance reserve fund			516,118			472,367	
(10) Memberships			1,500			1,500	
(11) Other			23,838			19,877	
Allowance for doubtful accounts			-18,106			-12,479	
Total investment and other assets			11,328,560	42.9		4,192,841	25.0
Total fixed assets			13,798,412	52.2		6,458,264	38.5
Total assets			26,422,600	100.0		16,794,472	100.0

(Thousand yen)

Category	Note No.	As of September 30, 2006 Amount		%	As of September 30, 2005 Amount		%
Liabilities							
I Current liabilities							
1. Accounts payable trade	*2		227,150			73,905	
2. Short-term borrowings	*1		4,500,000			2,600,000	
3. Current portion of long-term debt	*1		1,425,608			75,568	
4. Accounts payable-other			1,015,836			359,500	
5. Accrued expenses payable			538,422			385,424	
6. Accrued corporation tax, etc.			707,132			793,289	
7. Accrued consumption tax			639,032			465,239	
8. Advance money			52,925			47,007	
9. Deposits			195,315			77,838	
10. Unearned income			22,381			19,525	
11. Accrued bonuses			284,444			222,211	
12. Other current liabilities			8,683			20,047	
Total current liabilities			9,616,928	36.4		5,139,553	30.6
II Fixed liabilities							
1. Long-term debt	*1		4,514,592			172,200	
2. Long-term guarantee deposits received			104,093			90,676	
3. Deferred tax liability			—			109,029	
4. Allowance for employee retirement benefits			239,157			188,125	
5. Other fixed liabilities			11,250			16,250	
Total fixed liabilities			4,869,092	18.4		576,280	3.4
Total liabilities			14,486,020	54.8		5,715,834	34.0

(Thousand yen)

Category	Note No.	As of September 30, 2006 Amount		%	As of September 30, 2005 Amount		%
Shareholders' equity							
I Common stock			—	—		3,464,100	20.6
II Capital surplus							
1. Capital reserve		—			2,704,765		
Total capital surplus			—	—		2,704,765	16.1
III Retained surplus							
1. Earned reserve		—			13,020		
2. Voluntary reserve							
(1) Special reserve		—			500,000		
Total Voluntary reserve		—			500,000		
3. Unappropriated retained earnings		—			4,306,153		
Total retained surplus			—	—		4,819,173	28.7
IV Net unrealized holding gains on securities			—	—		280,812	1.7
V Treasury stock			—	—		-190,212	-1.1
Total shareholder's equity			—	—		11,078,639	66.0
Total liabilities and shareholders' equity			—	—		16,794,472	100.0
Net assets							
I Owners' equity							
1. Common stock	*3		3,464,100	13.1		—	—
2. Capital surplus							
(1) Capital reserve		2,704,765				—	
(2) Other capital surplus		81,687				—	
Total capital surplus			2,786,452	10.6			—
3. Retained surplus						—	—
(1) Earned reserve		13,020				—	
(2) Other retained surplus							
Special reserve		500,000				—	
Retained earnings carried forward		5,256,660				—	
Total retained surplus			5,769,680	21.8			—
4. Treasury stock	*4		-163,172	-0.6		—	—
Total owners' equity			11,857,060	44.9		—	—
II Valuation and translation adjustments:							
1. Net unrealized holding gains on securities			79,520	0.3		—	—
Total Valuation and translation adjustments			79,520	0.3		—	—
Total net assets			11,936,580	45.2		—	—
Liabilities and net assets			26,422,600	100.0		—	—

2) Profit and Loss Statement

(Thousand yen)

Category	Note No.	October 1, 2005 to September 30, 2006 Amount		%	October 1, 2004 to September 30, 2005 Amount		%
I Net sales			45,063,543	100.0		35,597,969	100.0
II Cost of sales			31,201,949	69.2		24,108,225	67.7
Gross profit			13,861,594	30.8		11,489,744	32.3
III Selling, general and administrative expenses	*1		11,034,327	24.5		8,828,832	24.8
Operating income			2,827,267	6.3		2,660,912	7.5
IV Non-operating income							
1. Interest income		35,053			24,355		
2. Dividends received	*2	73,810			17,187		
3. Profit on investment in silent partner		—			29,291		
4. Rental income	*2	211,617			191,423		
5. Consulting income		—			24,213		
6. Revenues from consigned business		—			28,095		
7. Other		61,225	381,705	0.8	80,505	395,069	1.1
V Non-operating expenses							
1. Interest expense		67,013			27,808		
2. Amortization of software		5,343			5,258		
3. Rent cost		182,230			165,538		
4. Provision for reserve for possible loan losses		—			183		
5. Other		95,658	350,244	0.8	96,207	294,994	0.8
Ordinary income			2,858,728	6.3		2,760,986	7.8
VI Extraordinary income							
1. Gain on sale of fixed assets	*3	—			14		
2. Gain on sale of investment securities		16,530			38,411		
3. Gain on sale of affiliate stocks		1,300			—		
4. Reversal of allowances for doubtful accounts		2,719	20,549	0.1	3,079	41,504	0.1
VII Extraordinary loss							
1. Loss on sales of fixed assets	*4	133			—		
2. Loss on disposal of fixed assets	*5	14,770			65,364		
3. Loss on valuation of investment securities		—			3,117		
4. Loss on sale of affiliate stocks		6,000			—		
5. Penalty	*6	17,000			—		
6. Loss on disposal of lease deposits		19,226			—		
7. Loss on insurance cancellation		—	57,129	0.1	55,975	124,456	0.4
Income before taxes			2,822,148	6.3		2,678,035	7.5
Corporate, residential and enterprise taxes		1,284,719			1,218,346		
Corporate tax adjustment		-72,919	1,211,800	2.7	-36,677	1,181,669	3.3
Net income			1,610,348	3.6		1,496,366	4.2
Profit carried forward from previous term			—			3,083,100	
Interim dividend			—			273,312	
Unappropriated retained earnings for current period			—			4,306,153	

3) Statement of Appropriation of Earnings

(Thousand yen)

Category	13th term Scheduled date of approval at shareholders' meeting (December 21, 2005) Amount	
I Unappropriated earnings in the term		4,306,153
II Amount of appropriated earnings		
1. Dividends	273,312	273,312
III Earnings carried forward to the next term		4,032,841

4) Statements of Shareholders' Equity

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

(Thousand yen)

	Owners' equity			
		Capital surplus		
	Common stock	Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2005	3,464,100	2,704,765	—	2,704,765
Net increase/decrease during the current fiscal year				
Cash dividends	—	—	—	—
Increase due to corporate separation of consolidated subsidiaries	—	—	—	—
Net income	—	—	—	—
Disposal of treasury stock	—	—	81,687	81,687
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—
Total of increase/decrease during the current fiscal year	—	—	81,687	81,687
Balance September 30, 2006	3,464,100	2,704,765	81,687	2,786,452

	Owners' equity					
	Retained surplus					
		Other retained surplus				
	Earned reserve	Special reserve	Retained earnings carried forward	Total retained surplus	Treasury stock	Total owners' equity
Balance September 30, 2005	13,020	500,000	4,306,153	4,819,173	-190,212	10,797,826
Net increase/decrease during the current fiscal year						
Cash dividends	—	—	-683,664	-683,664	—	-683,664
Increase due to corporate separation of consolidated subsidiaries	—	—	23,823	23,823	—	23,823
Net income	—	—	1,610,348	1,610,348	—	1,610,348
Disposal of treasury stock	—	—	—	—	27,040	108,727
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	—
Total of increase/decrease during the current fiscal year	—	—	950,507	950,507	27,040	1,059,234
Balance September 30, 2006	13,020	500,000	5,256,660	5,769,680	-163,172	11,857,060

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2005	280,812	280,812	11,078,639
Net increase/decrease during the current fiscal year			
Cash dividends	—	—	-683,664
Increase due to corporate separation of consolidated subsidiaries	—	—	23,823
Net income	—	—	1,610,348
Disposal of treasury stock	—	—	108,727
Net increase/ decrease during the current fiscal year except in owners' equity)	-201,292	-201,292	-201,292
Total of increase/decrease during the current fiscal year	-201,292	-201,292	857,941
Balance September 30, 2006	79,520	79,520	11,936,850

November 13, 2006

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Change of Representative Director

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held on November 13, 2006 resolved to make the following appointments, pending a resolution of an ordinary general meeting of shareholders to be held on December 21, 2006.

Details

1. The incumbent Representative Director, Chairman & President Takehito Hirano will be appointed Representative Director and Chairman.

2. Hiroyuki Urushizaki will be appointed to the Board of Directors as Representative Director and President.

3. Reasons for the changes

Given the changing business environment surrounding the human resources services industry and the increasingly intense competition anticipated, we believe that further strengthening of the Group management system, including a reorganization, is essential for improving the future enterprise value of Fullcast Co., Ltd. and the Fullcast Group. We have consequently decided to appoint Takehiko Hirano, currently representative director, chairman & president, as representative director and chairman (Group CEO).

We also believe that appointing Hiroyuki Urushizaki as representative director and president (COO) will enable the Company to benefit from his substantial sales experience.

4. Profile of Representative Director and Chairman and Representative Director and President

Please refer to the Exhibit.

Exhibit

Profiles

(As of November 13, 2006)

Name:	Takehito Hirano
Place of Birth:	Kanagawa
Education:	Kanagawa University, Batchelor of Economics
Date of Birth:	August 25, 1961

Brief history

March 1984:	Graduated from Kanagawa University
July 1989:	Established Kanagawa Shingaku Kenkyukai Co., Ltd.
September 1990:	Established Fullcast Co., Ltd., Representative Director
October 2006:	Appointed Representative Director and Chairman & President, Group Chief Executive Officer of Fullcast Co., Ltd.

Name:	Hiroyuki Urushizaki
Birthplace:	Hokkaido
Education:	Otaru University of Commerce, Batchelor of Commerce
Birth date:	October 4, 1959

Brief history

March 1984:	Graduated from Otaru University of Commerce
April 1984:	Joined Japan Recruit Center (now Recruit Co., Ltd.)
April 1998:	Finance Division Executive Manager
April 2001:	Head of Learning Division Company
April 2002:	Executive officer
April 2005:	Recruit Fellow
April 2006:	Joined Fullcast Co., Ltd.
	Appointed Corporate Executive Officer and the General Manager of the Group Strategy Headquarters
October 2006:	Appointed Corporate Executive Officer assigned to President and Chief Operating Officer

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November 13, 2006

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Partial Amendment to the Articles of Incorporation

Fullcast Co., Ltd. announces that a meeting of the Board of Directors held today has passed a resolution to refer the partial amendment to the Articles of Incorporation detailed as follows to the 14th Annual General Meeting of Shareholders scheduled to be held December 21, 2006.

1. Reasons for amendment to the Articles of Incorporation

(1) The following amendments will be made in light of the enforcement of the Corporation Law (Law No. 86 of 2005) and the Law Concerning Coordination, etc. of Related Laws in Connection with the. Enforcement of the Corporation Law (Law No. 87 of 2005, hereinafter referred to as "the Coordination Law") on May 1, 2006.

1) Provisions for the matters deemed to have been stipulated at the time the Corporation Law came into force will be added or established by changing existing provisions, as in Articles 4 and 7 and in Paragraph 1 of Article 8 in the draft of the amended Articles of Incorporation.

2) The number of proxies for proxy exercise of voting rights at general meetings of shareholders will be determined, as in Article 14 in the draft of the amended Articles of Incorporation.

3) Online disclosure of certain of the reference documents for general meetings of shareholders and suchlike will be regarded as due offering of such information to shareholders, as in Article 15 of the draft of the amended Articles of Incorporation.

4) Voting at meetings of the Board of Directors in writing or by electronic means will be authorized, as in Paragraph 2, Article 24 of the draft of the amended Articles of Incorporation, for the purpose of enabling the Board of Directors to make swift resolutions whenever necessity arises.

5) The Company will be permitted to form limited liability agreements with outside auditors as a means of encouraging them to properly discharge their duties, as in Paragraph 2, Article 38 of the draft of the amended Articles of Incorporation.

6) In addition to the general meeting of shareholders, the Board of Directors will be empowered to adopt a resolution to appropriate the surplus to dividend payment and other purposes so as to facilitate flexible implementation of capital and dividend policies, as in Article 42 of the draft of the amended Articles of Incorporation.

7) Other necessary additions, deletions and modifications will be made to ensure that the Company is compliant with the Corporation Law.

(2) In addition to the changes stated above, other necessary revisions to the Articles of Incorporation will be made, including a renumbering of articles following the addition and deletion of provisions, improvements to the text and partial modification of wording.

2. Details of the amendment to the Articles of Incorporation

The details of the amendment are as explained on a separate sheet.

3. Timetable

The general meeting of shareholders to amend the Articles of Incorporation is scheduled to take place on Tuesday, December 21, 2006.

The amended Articles of Incorporation is expected to come into effect on Thursday, December 21, 2006.

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Appendix

Details of Amendments

The amendments to be made to the Articles of Incorporation are shown below.

(Amended sections are underlined.)

Current Articles of Incorporation	Proposed Amendments
Chapter 1 General Provisions	Chapter 1 General Provisions
(Company Name)	(Company Name)
Article 1 The Company shall be called *Kabushiki-Kaisha Furukyasuto*, and in English, FULLCAST CO., LTD.	Article 1 (No change)
(Principle Activities)	(Principle Activities)
Article 2 Principal Activities The objectives of the Company are to undertake the following activities: 1. Ordinary labor dispatch services; 2. Special labor dispatch services; 3. Management consulting services; 4. Information processing and provision services; 5. General cargo vehicular transportation services; 6. General area cargo vehicular transportation services; 7. Contracting of packing and sorting operations in the transportation business; 8. Contracting of loading and unloading operations in the transportation business; 9. Contracting of warehousing and management operations in the warehousing business; 10. Contracting of display fitting and fixture transportation, installation, assembly and set-up operations in the display business; 11. Contracting of event management services; 12. Contracting of household electrical appliance assembly services;	Article 2 (No change)

Current Articles of Incorporation	Proposed Amendments
13. Agency services for administration relating to product hand-over agreements; 14. Contracting of electronic device and communications equipment installation; 15. Advertising planning, production, and agency services; 16. Management of eating and drinking establishments; 17. Construction and building works; 18. General security operations; 19. Fee-based job-placement services; 20. Computer software development provision of technology, and testing, and quality evaluation services; 21. Contracting of market surveys and other forms of market research; 22. Financial services; 23. Manufacturing, sale, import, and export of products incidental to or relating to the preceding items. 24. Provision of services relating to the previous items; 25. Investment in persons to conduct sales and marketing for the previous items; 26. Any and all operations incidental to the above items.	
(Registered Office Location) Article 3 The location of the Company's registered office shall be Shibuya-ku, Tokyo.	(Registered Office Location) Article 3 (No change)
(New addition)	(Corporate Institutions) Article 4 The Company shall appoint the following corporate institutions in addition to the General Meeting of Shareholders and Directors. (1) Board of Directors (2) Auditors (3) Board of Auditors

Current Articles of Incorporation	Proposed Amendments
	(4) Accounting Auditors
(Public notices) Article 4 Public notices of the Company shall be provided as electronic notices. However, in the case of circumstances that prevent the provision of electronic notices, or any other unavoidable circumstances, the Company shall place public notices in the *Nihon Keizai Shimbun*.	(Public notices) Article 5 (No change)
Section 2 Shares	Section 2 Shares
(Total Number of Authorized Shares and Acquisition of Treasury Stock) Article 5 The total number of shares to be issued by the Company is 1,100,000 shares.	(Total Number of Authorized Shares and Acquisition of Treasury Stock) Article 6 The total number of shares the company is authorized to issue is 1,100,000 shares.
(2) The Company shall be able to acquire treasury stock by a resolution of the Board of Directors, pursuant to the provisions set out under Article 211-3-1-2 of the Commercial Code.	(2) The Company shall be able to acquire treasury stock upon a resolution by the Board of Directors, pursuant to the provisions set out under Article 165-2 of the Corporation Law.
(New addition)	(Issuance of Share Certificates) Article 7 The Company shall issue share certificates for shares in the Company.
(Transfer Agent) Article 6 The Company shall appoint a share transfer agent for shares and fractional shares.	(Transfer Agent) Article 8 The Company shall appoint a person to manage the Register of Shareholders.
(2) The share transfer agent and its place of business shall be appointed upon a resolution of the Board of Directors.	(2) The person to manage the Register of Shareholders and their place of business shall be established upon a resolution of the Board of Directors.
(3) The Company's Register of Shareholders (including the Register of Beneficial Shareholders, same hereinafter), Register of Lost Share Certificates, and Register of Fractional Shares shall be kept at the place of business of the transfer agent. The transfer agent, and not the Company, shall	(3) The drawing up and storage of the Company's Register of Shareholders (including the Register of Beneficial Shareholders, same hereinafter), Register of New Share Subscription Warrants, and Register of Lost Share Certificates, and other matters relating to the Register of

Current Articles of Incorporation	Proposed Amendments
handle share title transfers, issuance of share certificates, registration of the right of pledge and indication of trust property or the erasure of such, acceptance of beneficial shareholder notices, drawing up of the Register of Beneficial Shareholders, procedures for registering lost share certificates, and other matters relating to shares or fractional shares.	Shareholders, Register of New Share Subscription Warrants, and Register of Lost Share Certificates shall be entrusted to the person whos manage the Register of Shareholders, and not the Company.
(Share Handling Regulations) Article 7 The administration of the shares of the Company including share certificate denominations, share title transfers, registration of the right of pledge and indication of trust property or erasure of such, non-possession of share certificates, re-issuance of share certificates, buying back of fractional shares, receipt of notices, receipt of beneficial shareholder notices, drawing up of the Register of Beneficial Shareholders, procedures for registering lost share certificates, and other proceedings concerning share and fractional share handling and relevant fees thereto shall be governed by the Share Handling Regulations established by the Board of Directors, except where otherwise provided for by Law or these Articles of Incorporation.	(Share Handling Regulations) Article 9 The handling of the shares of the Company and relevant fees thereto shall be governed by the Share Handling Regulations established by the Board of Directors, except where otherwise provided for by Law or these Articles of Incorporation.
(Basic Date) Article 8 The Company shall consider those shareholders (including beneficial shareholders; same hereinafter) with voting rights shown or recorded on the Register of Shareholders as of the close of business on September 30 each year as shareholders who are eligible to exercise voting rights at the Ordinary General Meeting of Shareholders for that financial	(Moved to Article 11)

Current Articles of Incorporation	Proposed Amendments
year. (2) In addition to the previous paragraph, the basic date can be fixed temporarily, as circumstances require, through the issuance of prior public notice upon a resolution by the Board of Directors.	(Omission)
Chapter 3 General Meeting of Shareholders	Chapter 3 General Meeting of Shareholders
(Convocation) Article 9 The Company's annual general meeting of shareholders shall be convened in December each year. Extraordinary general meetings of shareholders may be convened as necessary.	(Time of Convocation) Article 10 (No change)
(Moved from Article 8)	(Reference Date for the Annual General Meeting of Shareholders) Article 11 The reference date for voting rights at the annual general meeting of shareholders of the Company shall be September 30 each year.
(Authorized Convener and Chairman) Article 10 General meetings of shareholders shall be convened and chaired by the President pursuant to resolutions of the Board of Directors unless otherwise stipulated in laws and ordinances. (2) If the President is unable to convene and chair a general meeting of shareholders, another Director shall act in his or her stead in accordance with the order predetermined by the Board of Directors.	(Authorized Convener and Chairman) Article 12 General meetings of shareholders shall be convened and chaired by the Chairman pursuant to resolutions of the Board of Directors unless otherwise stipulated in laws and ordinances. (2) If the Chairman is unable to convene and chair a general meeting of shareholders, another Director shall act in his or her stead in accordance with the order predetermined by the Board of Directors.
(Method of Adopting resolutions) Article 11 Resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights held by the attending shareholders having voting rights unless otherwise stipulated by laws, ordinances or the Articles of Incorporation.	(Method of Adopting resolutions) Article 13 Resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights held by the attending shareholders entitled to exercise their voting rights unless otherwise stipulated by laws, ordinances or these Articles of Incorporation.

Current Articles of Incorporation	Proposed Amendments
(2) Resolutions of a <u>general meeting of shareholders under the provisions of Article 343 of the Commercial Code</u> shall require the attendance of shareholders having not less than one third of the voting rights of <u>all shareholders</u> and be adopted by a majority of not less than two-thirds of their voting rights.	(2) Resolutions set forth in <u>Paragraph 2, Article 309 of the Corporation Law</u> shall require the attendance of shareholders having not less than one third of the voting rights of <u>shareholders entitled to exercise their voting rights</u> and be adopted by a majority of not less than two-thirds of their voting rights.
(Proxy Exercise of Voting Rights) <u>Article 12</u> Shareholders or their legal representatives may designate <u>no party except</u> other shareholders having voting rights of the Company as proxy to exercise their voting rights. (2) Shareholders or their proxies shall submit a written certificate of proxy at each general meeting of shareholders.	(Proxy Exercise of Voting Rights) <u>Article 14</u> Shareholders or their legal representatives may designate <u>one</u> other shareholder having voting rights of the Company as a proxy to exercise their voting rights. (2) (No change)
(Newly established)	<u>(Online Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.)</u> <u>Article 15</u> <u>The Company may disclose to its shareholders information to be stated or shown in reference documents for general meetings of shareholders, business reports, financial statements and consolidated financial statements at the time of convening a general meeting of shareholders on the Internet as stipulated in the ordinance of the Ministry of Justice. Through this process, such information shall be deemed to have been offered to shareholders.</u>
(Minutes) <u>Article 13</u>The process and the results of the proceedings of a general meeting of shareholders shall be stated or recorded in the minutes. <u>The Chairperson and the Directors present at the meeting shall affix their respective names and seal</u>	(Minutes) <u>Article 16</u> The process and the results of proceedings at a general meeting of shareholders and <u>other matters specified by laws and ordinances</u> shall be stated or recorded in the minutes.

Current Articles of Incorporation	Proposed Amendments
impressions or electronic signatures thereto.	
(2) The original copy of the minutes of a general meeting of shareholder shall be stored at head office for ten years from the date of resolutions whilst duplicate copies thereof at branch offices for five years.	(2) (No change)
Chapter 4 Directors and the Board of Directors	Chapter 4 Directors and the Board of Directors
(Number of Directors)	(Number of Directors)
Article 14 The Company shall have not more than ten Directors.	Article 17 (No change)
(Method of Appointment)	(Appointment)
Article 15 (Newly established)	Article 18 Directors shall be appointed at a general meeting of shareholders.
Directors shall be appointed by a resolution adopted at a general meeting of shareholders with the attendance of shareholders having not less than one third of the voting rights of all shareholders by a majority of their voting rights.	(2) Resolutions for appointment of Directors shall require the attendance of shareholders having not less than one third of the voting rights of shareholders entitled to exercise their voting rights and be adopted by a majority of their voting rights.
(2) No resolution for appointment of Directors shall be by cumulative voting.	(3) (No change)
(Term of Office)	(Term of Office)
Article 16 The term of office of Directors shall expire at the close of the annual meeting of shareholders held with respect to the last fiscal year that ends within one year of their inauguration.	Article 19 The term of office of Directors shall expire at the close of the annual meeting of shareholders held with respect to the last business year that ends within one year of their appointment.
(2) The term of office of a Director appointed to increase the number of Directors or to fill a vacancy shall expire at the time when the term of office of the other Directors then in office should expire.	(2) The term of office of a Director appointed to increase the number of Directors or to fill a vacancy shall expire at the time when the term of office of the other Directors then in office expire.
(Directors with Specific Duties)	(Directors with Specific Duties)
Article 17 By resolution of the Board of Directors, the Company shall appoint one President and may appoint one Chairman, several Vice Presidents, several Senior Executive	Article 20 By resolution of the Board of Directors, the Company shall appoint one President and may appoint one Chairman, several Vice Presidents, several Senior Executive

Current Articles of Incorporation	Proposed Amendments
Directors and several Executive Directors as needed from among the Directors.	Directors and several Executive Directors as needed from among the Directors.
(Representative Director)	(Representative Director)
Article 18 The President shall represent the Company.	Article 21 The President shall represent the Company and execute the operations the Company.
(2) Apart from the preceding paragraph, the Company may by resolution of the Board of Directors appoint Directors responsible for representing the Company as needed.	(2) Apart from the preceding paragraph, the Company may by resolution of the Board of Directors appoint Directors responsible for representing the Company as needed.
(Convocation and Chair of the Board of Directors)	(Authorized Convener and Chair of the Board of Directors)
Article 19 The President shall convene and chair meetings of the Board of Directors, unless otherwise stipulated by laws and ordinances.	Article 22 The Chairman shall convene and chair meetings of the Board of Directors, unless otherwise stipulated by laws and ordinances.
(2) If the President is unable to convene and chair meetings of the Board of Directors, another Director shall act in his or her stead in accordance with the order predetermined by the Board of Directors.	(2) If the Chairman is unable to convene and chair meetings of the Board of Directors, another Director shall act in his or her stead in accordance with the order predetermined by the Board of Directors.
(Notice of Convocation of the Board of Directors)	(Notice of Convocation of the Board of Directors)
Article 20 A notice of convocation of a meeting of the Board of Directors shall be sent to each Director and each Auditor three days prior to the date of the meeting; provided, however, that in case of emergency, the period may be shortened.	Article 23 (No change)
(2) When all Directors and Auditors give unanimous consent, a meeting of the Board of Directors may be held without the convocation procedures.	
(Method of Resolution of the Board of Directors)	(Method of Resolution of the Board of Directors)
Article 21 Resolutions of meetings of the Board of Directors shall require the attendance of a majority of the Directors and must be adopted by a majority of the Directors present at the meeting.	Article 24 Resolutions of the meeting of the Board of Directors shall require the attendance of a majority of the Directors entitled to vote and must be adopted by a majority of the Directors present at the meeting.

Current Articles of Incorporation	Proposed Amendments
(Newly established)	(2) In the event in which the requirements under Article 370 of the Corporation Law are fulfilled, the Company shall deem that a proposal on the agenda of the meeting of the Board of Directors has been adopted by resolution of the Board of Directors.
(Minutes of the Board of Directors) Article 22 The process and results of proceedings at a meeting of the Board of Directors shall be stated or recorded in the minutes. The Directors and Auditors present at the meeting shall affix their respective names and seal impressions or electronic signatures thereto.	(Minutes of the Board of Directors) Article 25 The process and the results of proceedings at a meeting of the Board of Directors and other matters specified by laws and ordinances shall be stated or recorded in the minutes. The Directors and Auditors present at the meeting shall affix their respective names and seal impressions or electronic signatures thereto.
(2) The minutes of meetings of the Board of Directors shall be stored at the head office for ten years.	(2) (No change)
(Regulations of the Board of Directors) Article 23 Matters relating to the Board of Directors shall be governed by laws and ordinances, these Articles of Incorporation and the Regulations of the Board of Directors formulated by the Board of Directors.	(Regulations of the Board of Directors) Article 26 (No change)
(Remuneration) Article 24 The remuneration and retirement bonuses of Directors shall be determined by resolution of a general meeting of shareholders.	(Remuneration, etc.) Article 27 The remuneration, bonuses and other material benefits received by the Board of Directors from the Company in compensation for performance of their duties shall be determined by resolution of a general meeting of shareholders.
(Partial Exemption of Liabilities of Directors) Article 25 Pursuant to the provision of Paragraph 12, Article 266 of the Commercial Code, the Company may, with the resolution of the Board of Directors, exempt Directors, including former Directors, from liabilities relating to the actions specified in Item 5,	(Partial Exemption of Liabilities of Directors) Article 28 Pursuant to the provision of Paragraph 1, Article 426 of the Corporation Law, the Company may, by resolution of the Board of Directors, exempt Directors, including former Directors, from their liabilities for damages relating to the actions specified

Current Articles of Incorporation	Proposed Amendments
Paragraph 1 of the said article to the extent permitted by laws and ordinances.	in Paragraph 1, Article 423 of the said law to the extent permitted by laws and ordinances.
(2) Pursuant to the provision in Paragraph 19, Article 266 of the Commercial Code, the Company may enter into an agreement with Outside Directors to limit their liabilities relating to the actions specified in Item 5, Paragraph 1 of the said article. The maximum amount of liabilities in accordance with the agreement shall be either a predetermined amount not less than four million eight hundred thousand yen or the amount defined by laws and ordinances, whichever is the higher.	(2) Pursuant to the provision in Paragraph 1, Article 427 of the Corporation Law, the Company may enter into an agreement with Outside Directors to limit their liabilities relating to the actions specified in Paragraph 1, Article 423 of the said article. The maximum amount of liabilities in accordance with the agreement shall be either a predetermined amount not less than four million eight hundred thousand yen or the amount defined by laws and ordinances, whichever is the higher.
Chapter 5 Auditors and Auditors' Meeting	Chapter 5 Auditors and Auditors' Meeting
(Number of Auditors)	(Number of Auditors)
Article 26 The number of auditors of the Company shall not exceed four.	Article 29 (No change)
(Method of Electing Auditors)	(Method of Electing Auditors)
Article 27 (New)	Article 30 Auditors shall be elected at the shareholders' meeting.
Auditors shall be elected by a majority of the shareholders present at the shareholders' meeting if the shareholders present have one third or more of the voting rights of all shareholders.	(2) Auditors shall be elected by a majority of the shareholders present at the shareholders' meeting if the shareholders present have one third or more of the voting rights that shareholders with the right to vote have.
(Term)	(Term)
Article 28 The term of auditors shall be until the end of the ordinary shareholders' meeting for the last fiscal year within four years of their appointment as auditor.	Article 31 The term of auditors shall be until the end of the ordinary shareholders' meeting for the last fiscal year that ends within four years of their election.
(2) The term of an auditor elected as a substitute shall be until the day the term for the retired auditor should expire.	(2) The term of an auditor elected as a substitute shall be until the day the term for the retired auditor expire.
(Standing Auditor)	(Standing Auditor)
Article 29 The auditors shall determine standing auditors from among themselves.	Article 32 The auditors' meeting shall select standing auditors through a resolution.

Current Articles of Incorporation	Proposed Amendments
(Notice of Auditors' Meeting) Article 30 A notice of the Auditors' meeting shall be issued to each auditor at least three days prior to the meeting; provided, however, that the period may be shortened if there is any urgent need. (2) An auditors' meeting may be held without the call procedure with the consent of all the auditors.	(Notice of Auditors' Meeting) Article 33 (No change)
(Method of Resolution at Auditors' Meetings) Article 31 A resolution at an auditors' meeting shall be passed by a majority of the auditors, except when otherwise provided by laws and regulations.	(Method of Resolution at Auditors' Meetings) Article 34 (No change)
(Minutes of Auditors' Meeting) Article 32 A summary of the proceedings and the results of the auditors' meeting shall be described or recorded in the minutes, which shall be signed or e-signed by the auditors present.	(Minutes of Auditors' Meeting) Article 35 A summary of the proceedings and the results of the auditors' meeting, and other matters provided by laws and regulations shall be described or recorded in the minutes which shall be signed or e-signed by the auditors present.
(Auditors' Meeting Regulations) Article 33 Matters relating to auditors shall comply with laws and regulations, the Article of Incorporations, and the auditors' meeting regulations determined at an auditors' meeting.	(Auditors' Meeting Regulations) Article 36 Matters relating to the auditors' meeting shall comply with laws and regulations, the Article of Incorporations, and the auditors' meeting regulations determined at an auditors' meeting.
(Compensation) Article 34 Compensation and retirement allowances for auditors shall be determined through resolutions of shareholders' meetings.	(Compensation etc.) Article 37 Compensation etc. for auditors shall be determined by resolutions of shareholders' meetings.
(Exemption of Auditors from Liability) Article 35 The Company may exempt auditors (including former auditors) from liability to the limit provided by laws and regulations through resolutions of the Board of Directors, based on the provision of paragraph 1 of Article 280 of the Commercial Code.	(Exemption of Auditors from Liability) Article 38 The Company may exempt auditors (including former auditors) from liability for damages in relation to the activities stipulated in paragraph 1 of Article 423 of the Corporation Law to the limit provided by laws and regulations through resolutions of the Board of Directors,

Current Articles of Incorporation	Proposed Amendments
(New)	(2) The Company may conclude an agreement with outside auditors to limit their liability for damages in relation to the activities stipulated in paragraph 1 of Article 423 of the Corporation Law, according to the provision of paragraph 1 of Article 427 of the Corporation Law, provided that the limit of liability for damages under the agreement shall be the amount provided by laws and regulations.
(New)	Chapter 6 Accounting Auditor
(New)	(Method of Election) Article 39 Accounting Auditors shall be elected at a meeting of shareholders.
(New)	(Term) Article 40 The term of accounting auditors shall be until the end of the ordinary shareholders' meeting for the last fiscal year that ends within one year of their election. (2) Accounting auditor shall be deemed to have been reelected at the shareholders' meeting mentioned in the preceding paragraph unless otherwise resolved.
Chapter 6 Accounting	Chapter 7 Accounting
(Fiscal Year) Article 36 The Company's fiscal year is one year from October 1 to September 30 every year. The last day of the fiscal year shall be the account end.	(Business Year) Article 41 The Company's business year is one year from October 1 to September 30 every year. The last day of the fiscal year shall be the account end.
(Dividends of Profit) Article 37 The Company pays dividends to shareholders or actual share certificate holders entered or recorded in the final shareholders' register as of September 30 of every year and fractional share holders entered or recorded in the final register of fractional shares as of the same date.	(Decision-Making Body about Dividends of Surplus) Article 42 The Company may determine dividends out of its surplus and other matters stipulated in each item of paragraph 1 of Article 459 of the Corporation Law through resolutions of the Board of Directors unless otherwise provided by laws and regulations.

Current Articles of Incorporation	Proposed Amendments
(Interim Dividend)	(Base Date for Dividends of Surplus)
Article 38 The Company may pay interim dividends through a resolution of the Board of Directors to shareholders or actual share certificate holders entered or recorded in the final shareholders' register as of March 31 every year and fractional share holders entered or recorded in the final register of fractional shares as of the same date.	Article 43 The Company's base date for the year-end dividends shall be September 30 every year.
(Period for Waiver of Dividends)	(2) The Company's base date for interim dividends shall be March 31 of every year.
Article 39 If dividends or interim dividends are not received a full three years after the start of payment, the Company shall be relieved of the obligation to pay them.	(3) The Company may set a base date other than those stipulated in the preceding two paragraphs and pay dividends.
(2) Dividends and interim dividends payable bear no interest.	(Moved to Article 43)
(Supplementary Provision) Irrespective of the provision of Article 28, "within four years" in the article shall read "within three years" for the term of auditors holding the position before the end of the ordinary shareholders' meeting for the period ended September 30, 2002.	(Period for Waiver of Dividends etc.) Article 44 If the dividends are cash, and if they are not received a full three years after the start of payment, the Company shall be relieved of the obligation to pay them. (2) Dividends payable shall bear no interest. (Omission)

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